PE
12-31-02


03020142

ANNUAL REPORT 2002

DELIVERING ON STRATEGY



# Voice Mobility International, Inc.

VOICEMAIL REPLACEMENT. ENHANCED MESSAGING SOLUTIONS.

## Table of Contents—Financial Review



## Mission Statement

Voice Mobility is a global telecommunications solution developer and provider. We develop strong global partnerships to mutually leverage our leading communications software, services and expertise to increase revenues, strengthen brand and reduce operational costs.

## Corporate Objective

Through strategic partnerships with leading service providers, systems integrators and OEM distributors, VMI will achieve a prominent market position as a leading voice messaging provider to the telecommunications carrier marketplace. Our immediate focus is on the voicemail replacement market in North America.

## Highlights

» The Radicati Group predicts an $8 billion market by 2006
» $30 million invested to develop a world-class voicemail replacement and enhanced messaging product
» 3rd party product validation from leading industry sources
» Proven management team
  » Identified existing market gap
  » Created unique business model
  » Reduced corporate cost structure
» Voicemail and enhanced services provided from the same platform

*VMI has a proven team, a well-developed product that matches a strong identified market need, reduced operational cost structure and powerful partners.*

# Report to Shareholders

**A MESSAGE FROM THE CHAIRMAN**



2002 was a year for VMI to deliver on its strategy – one in which we finalized our product for the market, secured distribution channels, and created a unique service model. We've invested in and built a strong value proposition and have received market validation.

In March of 2003, I was invited to assume the position of Chairman at Voice Mobility. I've been on the Company's Board since February of 2001 and saw the opportunity to continue to build VMI by sharing the experience I've gained from being in the telecommunications field for over 30 years.

As the past CEO of Canada's second largest carrier, I can confirm VMI understands a carrier's messaging challenges and has developed a product the carrier market needs. The opportunity exists now.

VMI has made the difficult transition from an R&D company to a market focused company under the leadership of our CEO, Randy Buchamer. With more than $30 million invested in developing VMI's enhanced messaging solution, the Company has built a world-class product targeted at voicemail replacement, a complex problem for carriers.

Carriers are seeking revenue growth opportunities. VMI allows carriers to limit capital exposure and provide new revenue opportunities. I am excited about VMI's potential to be a leading organization.

I would like to thank you for your support and look forward to a defining year for the team at VMI.

Revenues from the sale of unified messaging products are expected to increase from $461 million in 2002 to $8 billion world-wide.

D.A. Calder

Don Calder
**CHAIRMAN**

## A MESSAGE FROM THE CHIEF EXECUTIVE OFFICER



### ABOUT OUR BUSINESS

During fiscal 2002 VMI continued to implement our market strategy while continuing to reduce our costs and improve our operational effectiveness. To date, Voice Mobility (VMI) has invested more than $30 million to develop a world-class voice messaging software product that replaces ageing voicemail technology with technology that drastically reduces costs and provides Unified Communications (UC) services all on the same platform. VMI has received strong industry endorsements that our software is very powerful and can be operated at about one-third the cost of ageing systems.

It is generally accepted that, although the migration of existing basic voicemail technology to Unified Communications was delayed from original forecasts, the market for Unified Communications is forecasted to grow to $8 billion by 2006, with an installed base of 89 million subscribers[1].

### TARGET MARKET DEMANDS—WHAT THE CARRIERS ARE LOOKING FOR

The telecom carriers have ageing voicemail systems that are capital intensive and expensive to operate. Carriers testing our competitors UC solutions, which were supposed to add functionality and reduce costs without disrupting existing subscribers, have been disappointed.

Carriers demand high levels of expertise, high levels of service and demonstrated longevity in the market. VMI understands these demands and understands the necessity to partner with industry leading systems integrators to alleviate these carrier concerns. By leveraging a system integrator's existing "brand" VMI has a path to decision makers, has the ability to reduce sales cycles and most importantly has the ability to be the base technology for wider-ranging outsourced solutions.

1. Source: The Radicati Group, 'Unified Messaging Market Trends 2002 – 2006'



By combining VMI's core competencies with the system integrator's existing carrier relationships, VMI becomes the heart of a compelling service offering. The outsourced or "managed service" solution is the key revenue generating component for the system integrator.

We will secure at least two significant system integration partners during fiscal 2003.

**THE VMI TEAM**

VMI has attracted an experienced and proven management team. In August 2001, I was appointed to lead a fundamental review of our operations and implement a corporate turnaround and operational alignment initiative. We have taken the necessary steps to ensure we are well positioned for success with a highly focused and synergistic team combined with a significantly reduced cost structure.

**LOOKING FORWARD TO 2003**

VMI has entered 2003 poised to take advantage of the opportunities we see in the marketplace. We intend to leverage our investment in the development of our world-class messaging solutions. We will continue to deliver innovation and capitalize on advances. VMI is moving ahead with key strategic partners who have strong distribution channels and established relationships with key telecom decision makers.

VMI is moving ahead with key strategic partners who have strong distribution channels and established relationships with key telecom decision makers.

VMI has fine-tuned its vision and value proposition, and proactively reduced its costs, while still ensuring that the Company is poised to handle the significant market growth forecasts.

The team at VMI is determined to make 2003 a year of progress and growth for the Company. Thank you for your continuing support of our efforts. And thanks to our team for helping transform VMI into a truly market focused company.



Randy Buchamer
**CHIEF EXECUTIVE OFFICER AND DIRECTOR**

**Management's Discussions and Analysis of Financial Condition and Results of Operation.**

OVERVIEW

You should read the following discussion of our financial condition and results of operations together with the consolidated audited financial statements and the notes to consolidated audited financial statements included elsewhere in this filing prepared in accordance with accounting principles generally accepted in the United States. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those anticipated in these forward-looking statements.

Voice Mobility International, Inc. is engaged in the development and sales and marketing of unified voice messaging software through its wholly-owned operating subsidiaries, Voice Mobility Inc. and Voice Mobility (US) Inc. Our enhanced messaging software suite allows for legacy voice-mail replacement and incremental offerings such as real time call connect, voice-mail to e-mail, and fax to e-mail services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium.

During the years ended December 31, 2002 and 2001, we implemented a restructuring plan in an effort to reduce our expenses and monthly burn rate. The restructuring plan consisted primarily of a reduction in employees in all areas of our operations, a reduction in our office space from 5,000 s.f. to 2,000 s.f. (saving rent of $2,000 (CDN$3,000) per month) by relocating our offices to our new premises in Burnaby, British Columbia, a reduction in the size of our office space in Victoria, British Columbia by subleasing a portion of that space and by a significant reduction in the utilization of consultants.

During the last couple of years, we have evolved our sales model from a system centric focus which involves the sale of complete hardware and software systems that requires a significant capital commitment and involves low margins to a software centric focus which involves the sale of primarily software only and which involves high margins. As a result of this shift in our sales model, our costs of sales as a percentage of revenue has decreased steadily over the last several years from 31.5% in fiscal 2000 to 9.0% in fiscal 2002. We do not anticipate any further material decreases in our costs of sales as a percentage of revenues.

During the last year, we also increased our revenues from $358,191 for the 2001 fiscal year to $699,937 for the 2002 fiscal year. Since our product has been completed and tested, we anticipate that our revenues will continue to grow in the future, but the rate of growth will depend on when telecommunication companies decide to replace their legacy voicemail systems and implement new technology, like our enhanced messaging software. At this time, we cannot predict when telecommunications companies will adopt such technology and this causes uncertainty with respect to the rate of growth of our future revenues.

**Results of Operations for the fiscal years ended December 31, 2002 and December 31, 2001**

*Sales*

Sales for the fiscal year ended December 31, 2002 were $699,937 compared to $358,191 for the fiscal year ended December 31, 2001, representing a 95% increase in sales. The increase in sales is attributed to the increase in the volume of goods sold (and not to increases in price) compared to the same period last year. Sales for the fiscal year ended December 31, 2002 included software license sales, recognition of deferred revenue from 2000, mailbox subscriptions, and support services. Sales for the fiscal year ended December 31, 2001 included software license sales, mailbox subscriptions, computer hardware and support services.

The increase in revenues was primarily attributable to $586,265 in sales of our software license to one customer, Aliant Inc. and its subsidiaries, which comprised 84% of revenues for the fiscal year ended December 31, 2002. In June 2002, we entered into a three year software license agreement with Aliant Telecom Inc. Aliant is the parent of Innovatia Inc., a shareholder of the company. The license agreement is a joint development agreement with Aliant involving voicemail replacement, product development and product deployment strategies to help us develop a first class carrier grade unified communication software product to be marketed to carriers worldwide. As part of the agreement, Aliant paid us $0.7 million (CDN$1.125 million) as an initial payment which we received in August 2002. For the fiscal year ended December 31, 2002, we recognized as revenue $461,379 (CDN$724,504) of the initial payment for delivery of software licenses and services. The remaining balance of the initial payment will be recognized as revenue when future product and services are delivered.

In April 2000, we entered into a license agreement with Ikano Communications, Inc. and received $250,000 for the installation and set up of our unified communications software. The $250,000 was deferred and is being recognized as revenue ratably over the term of the agreement. For the fiscal year ended December 31, 2002 and 2001, we recognized as revenue $83,333 of the deferred amount.

*Cost of sales*

Cost of sales were $62,818 and $49,999 for the fiscal years ended December 31, 2002 and 2001 respectively, representing a 26% increase in costs of sales during 2002. Cost of sales for the fiscal year ended December 31, 2002 is comprised of the royalty costs, any applicable selling commissions, language translation costs and amortization of the telephony hardware, software licenses, and installation costs of previous versions of our product at existing customer locations. Cost of sales for the fiscal year ended December 31, 2001 is comprised of telephony hardware and the amortization of the telephony hardware, software licenses, and installation costs of previous versions of our product at existing customer locations (which used to be sold as a complete product including hardware and software).

The increase in cost of sales was primarily attributable to $44,585 in royalty costs related to sales of our software license to one customer for the fiscal year ended December 31, 2002.

Cost of sales as a percentage of revenue has decreased steadily from 31.5%, 14% and 9.0% for the years ended December 31, 2000, 2001 and 2002 respectively. The decrease in the cost of sales as a percentage of sales is attributed to the increase of sales of software licenses that have high margins versus sales of previous versions of our product (which used to be sold as a complete product including hardware and software) that have low margins. Since 1999, we have evolved our sales model from a systems centric focus which involves the sale of complete hardware and software systems that requires a significant capital commitment to a software centric focus which involves the sale of primary software only.

*Operating Expenses*

Total operating costs for the year ended December 31, 2002 were $4,419,528 compared to $10,479,827 for the previous year. The decrease in total costs of $6,060,299, or 58%, was primarily attributable to the continued implementation of our restructuring plan to conserve cash and to reduce our monthly cash burn rate. The plan resulted in a significant reduction in costs and the reduction in personnel was the primary method used to reduce our operating costs. For the fiscal year ended December 31, 2002, an aggregate of 27 employees were laid off which resulted in a net aggregate monthly savings of approximately $87,000. The total cost of the restructuring plan for the fiscal year ended December 31, 2002 was $68,000.

*Sales & Marketing*

Our sales and marketing costs consists primarily of personnel, advertising, promotions, public relations, trade shows and business development. Total costs were $1,103,112 and $2,237,563 for the fiscal years ended December 31, 2002 and December 31, 2001 respectively representing a decrease of 51% in sales and marketing costs.

The decrease of $1,134,451 in sales and marketing expense between the fiscal years ended December 31, 2002 and 2001 is a result of a decrease in sales and marketing personnel, advertising and promotions, travel, consulting fees, and general sales and marketing expenses. The primary reason for the decrease in costs is a result of a significant cost reduction plan. We decreased personnel in our sales and marketing department by 12 persons between April 1, 2001 and December 31, 2002.

*Research and Development*

Our research and development costs were $1,058,643 and $4,618,284 for the fiscal years ended December 31, 2002 and 2001 respectively representing a decrease of 77% in research and development costs. These costs reflect employee stock option compensation cost of $21,766 and $257,934 for the fiscal years ended December 31, 2002 and 2001 respectively.

The decrease of $3,323,473 (exclusive of stock based compensation) between the fiscal years ended December 31, 2002 and 2001 is primarily a result of a decrease in research and development costs, personnel costs, leased office space and utility costs, data and voice transmission costs and general research and development costs.

For the fiscal year ended December 31, 2001, we incurred $1,707,989 of research and development expenses as a result of the February 27, 2001 agreement with Innovatia Inc., a wholly-owned subsidiary of Aliant Inc., to develop a carrier-classified unified communications product. For the fiscal year ended December 31, 2002, no such expense was incurred.

The primary reason for the remaining decrease in costs of $1,614,484 is a result of a significant cost reduction plan. We have decreased personnel in our research and development department by 19 developers between April 1, 2001 and December 31, 2002.

*General and Administrative*

Our general and administrative costs consist primarily of personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. General and administrative costs were $2,257,773 and $3,623,980 for the fiscal years ended December 31, 2002 and 2001 respectively representing a 38% decrease in our general and administrative costs. These costs reflect employee stock option compensation cost of $nil and $45,633 for the fiscal years ended December 31, 2002 and 2001 respectively. A further $nil and $125,250 of stock options compensation cost were recorded for the fiscal years ended December 31, 2002 and 2001 respectively for stock option grants awarded to non-employees in exchange for consulting services.

The decrease of $1,195,324 (exclusive of stock based compensation) in general and administrative costs between the fiscal years ended December 31, 2002 and 2001, is primarily a result of a decrease in personnel costs, professional and legal costs. In 2001, we filed a registration statement with the SEC and a prospectus with Canadian regulatory authorities, which resulted in professional fees and legal costs of approximately $300,000. The remaining decrease in general and administrative costs are a result of decreases in personnel in our administrative department by five(5), the related costs and our reduced usage of consultants.

*Interest Income*

Interest income was $7,134 and $160,095 for the fiscal years ended December 31, 2002 and 2001 respectively. For the fiscal year ended December 31, 2002, we earned interest income on cash through term deposits. The decrease in interest income is a result of the decrease in cash and cash equivalents from December 31, 2001 to December 31, 2002.

*Interest Expense*

Our interest expense was $133,434 and $281,017 for the fiscal years ended December 31, 2002 and 2001 respectively. Our interest expense is primarily related to short-term debt and decreased in fiscal 2002 due to the lower overall cost of our financing in 2002.

*Income Taxes*

At December 31, 2002, we have $5,459,000 United States tax net operating losses that expire in the years 2019 through to 2022. As at December 31, 2002 we have Canadian tax net operating losses of approximately $14,631,000 that will expire in the years 2002 through 2009. Non-capital losses of our Canadian operating subsidiary Voice Mobility Inc., are restricted by Canadian Income Tax law and may not be available entirely for use in future years pursuant to Section 111(4) of the Canadian *Income Tax Act.*

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2002 and 2001 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is uncertain.

*Net Loss*

Our net loss was $3,908,709 and $10,292,557 for the fiscal years ended December 31, 2002 and 2001 respectively. The primary reason for the decrease in net loss is due to the implementation of our restructuring plan that involved the reduction in personnel between May 2001 to December 2002 of 34 employees and their related costs. Since inception through December 31, 2002, we have incurred aggregate net losses of $33.6 million. The losses were primarily incurred as a result of our focus on the development and testing of our product and the marketing of our product. We have moved our focus from the development of our product and we are now in a position to focus on the sales of our product and we believe that we will continue to incur losses until we generate sufficient revenues to cover all of our operating expenses. Because we are uncertain as to the rate at which telecommunications companies will replace their legacy voicemail systems with technology like our enhanced messaging product, we cannot accurately predict when we will be able to generate revenues which will exceed our ongoing operating expenses.

**Results of Operations for the fiscal years ended December 31, 2001 compared to December 31, 2000**

*Sales*

Sales for the fiscal year ended December 31, 2001 were $358,191 compared to $275,190 for the fiscal year ended December 31, 2000 representing an increase of 30% in sales. The increase in sales is attributable to the increase in the volume of goods sold (and not to increases in price) compared to the same period last year. Sales for the fiscal year ended December 31, 2001 included software license sales, mailbox subscriptions, computer hardware and support services of which $189,801 represented sales to NBTel. The increase to sales is attributed to the increase in the volume of goods sold compared to the same period last year. Sales for the fiscal year ended December 31, 2000 included recognition of deferred revenue from 1999, sale of third party computer hardware and software, server installation and setup charges, and software license revenue.

In April 2000, we entered into a three year license agreement with Ikano Communications, Inc. and received $250,000 for the installation and set up of our unified communication software. The $250,000 was deferred and is being recognized as revenues ratably over the term of the agreement. For the fiscal year ended December 31, 2001 and 2000, we have recognized as revenues $83,333 and $62,500 respectively of the deferred amount.

*Cost of sales*

Cost of sales were $49,999 and $86,498 for the fiscal years ended December 31, 2001 and 2000 respectively, representing a 42% decrease. Cost of sales for the fiscal year ended December 31, 2001 is comprised of commissions on software license sales, telephony hardware, amortization of the telephony hardware and third party software, installation costs of our unified communications product at existing customer locations. Cost of sales for the fiscal year ended December 31, 2000 is comprised of third party software licenses, telephony hardware, data and voice transmission costs, and installation costs.

*Operating Expenses*

Total operating costs for the year ended December 31, 2001 were $10,479,827 compared to $9,936,718 for the previous year. The increase in the total costs of $543,109 was primarily attributable to the acceleration in the development process resulting in two new versions of our enhanced messaging software. In 2001, we incurred costs related to an agreement with Innovatia to develop an enhanced messaging produce for telecommunication carriers. This resulted in an incremental increase in costs of $1.7 million, compared to 2000. In fiscal 2001, an aggregate of 30 employees were laid off which resulted in a net aggregate monthly savings of approximately $107,000. The total cost of the restructuring plan in fiscal 2001 was $133,000.

*Sales & Marketing*

Our sales and marketing costs consist primarily of personnel, advertising, promotions, public relations, trade shows and business development. Total costs were $2,237,563 and $3,588,642 for the fiscal years ended December 31, 2001 and 2000 respectively representing a decrease of 38% in sales and marketing costs. These costs reflect employee stock option compensation cost of $nil and $1,178,996 for the fiscal years ended December 31, 2001 and 2000 respectively.

The decrease of $172,083 (exclusive of stock based compensation) in sales and marketing expense between the fiscal years ended December 31, 2001 and 2000, is primarily a result of a decrease in the number of sales and marketing personnel, consulting fees, and corresponding decrease in advertising and promotions, general sales and marketing expenses.

*Research and Development*

Our research and development costs consist primarily of personnel, data and voice transmission, and related facility costs. Research and development costs were $4,618,284 and $2,709,048 for the fiscal years ended December 31, 2001 and 2000 respectively, representing an increase of 70% in our research and development costs. These costs reflect employee stock option compensation cost of $257,934 and $964,673 for the fiscal years ended December 31, 2001 and 2000 respectively.

The incremental increase of $2,615,975 (exclusive of stock based compensation) in research and development expense between the fiscal years ended December 31, 2001 and 2000, is a primarily a result of expenses incurred to develop a carrier-classified unified communications product and acceleration in the development process for two new versions of our unified communications product.

Of the incremental increase of $2,615,975, $1,707,989 was incurred under an agreement with Innovatia Inc., a wholly-owned subsidiary of Aliant Inc., to develop a carrier-classified unified communications product. The intent of the development agreement is that the resulting product will become Aliant's primary hosted messaging solution for business and residential customers.

The primary reason for the remaining increase in costs of $907,986 is a result of acceleration in the development process resulting in two new versions of our unified communications product.

*General and Administrative*

Our general and administrative costs consist primarily of personnel costs, professional and legal costs, consulting fees, travel, and the lease of office space. Total general and administrative costs were $3,623,980 and $3,639,028 for the fiscal years ended December 31, 2001 and 2000 respectively, representing a decrease of 0.004% in general and administrative costs. These costs reflect employee stock option compensation cost of $45,633 and $162,089 for the fiscal years ended December 31, 2001 and 2000 respectively. A further $125,250 and $880,500 of stock option compensation costs were recorded for the fiscal years ended December 31, 2001 and 2000 respectively for stock option grants awarded to non-employees in exchange for consulting services.

The incremental increase of $856,658 (exclusive of stock based compensation) in general and administrative costs between the fiscal years ended December 31, 2001 and 2000, is primarily a result of an increase in legal fees and accounting fees of $409,208. Legal fees during the period incurred related to regulatory and registration filings. Consulting fees during the period increased $194,323. The primary reason for the remaining increase in costs of $253,127 is a result of depreciation and amortization, insurance, office and telecommunication that is due to the increase in headcount in 2001 compared to the same period last year. We anticipate that general and administrative costs will continue to grow in the foreseeable future as we implement our market growth strategies.

*Interest Expense*

Our interest expense was $281,017 and $16,411 for the fiscal years ended December 31, 2001 and 2000 respectively. The increase in interest expense resulted from the increase in financing activities in 2001.

*Interest Income*

Interest income was $160,095 and $113,490 for the fiscal years ended December 31, 2001 and 2000 respectively. In 2001, we earned interest income on cash though term deposits.

*Income Taxes*

At December 31, 2001 we have $3,683,000 US tax net operating losses that expire in the years 2019 through to 2021. As at December 31, 2001 we have Canadian tax net operating losses of approximately $13,629,000 that will expire in the years 2002 through to 2008. Non-capital losses of our Canadian operating subsidiary, Voice Mobility Inc., are restricted by Canadian Income Tax Law and may not be available entirely for use in future years pursuant to Section 111(4) of the Canadian Income Tax Act.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For fiscal years ended December 31, 2001 and 2000 respectively, we recognized a valuation allowance equal to deferred tax assets for which realization is uncertain.

*Net Loss*

Our net loss was $10,292,557 and $9,650,947 for the fiscal years ended December 31, 2001 and 2000 respectively. The primary reason for the increase in net loss was an increase in research and development expenses incurred to develop a carrier-classified unified communications product and acceleration in the development process for two new versions of our unified communications product.

**Liquidity and Capital Resources**

As of December 31, 2002, we had $97,996 in cash and cash equivalents and a working capital deficiency of $1,206,304.

*Operating Activities*

Our operating activities resulted in net cash outflows of $2.6 million for the fiscal year ended December 31, 2002. Operating activities resulted in net cash outflows of $7.6 million and $5.5 million respectively for the years ended December 31, 2001 and 2000. The operating cash outflows for these periods resulted from significant investments in research and development, sales, marketing and services, which led to operating losses in all periods.

*Investing Activities*

Investing activities resulted in net cash outflows of $5,043 for the fiscal year ended December 31, 2002. Investing activities resulted in net cash outflows of $0.9 million and $1.9 million respectively for the years ended December 31, 2001 and 2000. The investing activities in fiscal 2001 and 2000 consisted primarily of purchases of property and equipment as a result of growth of our company and our development activities. These capital expenditures consisted of hardware, software, equipment, and furniture for our growing employee headcount during those periods, and our research and development needs including test equipment. At December 31, 2002, we did not have any material commitments for future capital expenditures.

*Financing Activities*

Financing activities resulted in net cash inflows of $926,533 for the fiscal year ended December 31, 2002.

On June 28, 2002, we received $428,891 (CDN$650,000) from the issuance of promissory notes bearing interest at 8% per annum payable quarterly plus a repayment premium of 15%, if we repay the notes at any time prior to maturity. The notes are repayable on the earlier of June 27, 2003 or when our net revenues plus any proceeds we receive from any financing exceed $1,584,686 (CDN$2,500,000), or when we complete a consolidation, merger, amalgamation or other reorganization the result of which the successor corporation has working capital of more than $1,584,686 (CDN$2,500,000). The proceeds from the promissory notes were applied towards working capital purposes.

In July 2002, we received $0.5 million in proceeds through a series of equity private placements. The private placements involved the issuance of both common shares and warrants. The proceeds were applied towards working capital purposes.

On December 30, 2002, we entered into two loan subscription agreements with two shareholders (William Laird and Margit Kristiansen) whereby if we achieve certain milestones, we would receive an aggregate of $1,140,974 (CDN$1,800,000). Each of these lenders will advance $95,081 (CDN$150,000) on each of December 30, 2002, January 31, 2003 and February 28, 2003. In addition, each of these lenders will advance a further $95,081 (CDN$150,000) three days after we provide the lenders with a written notice that: (i) we have received gross revenues of $29,484 (CDN$46,800) prior to the end of April 30, 2003; (ii) we have received gross revenues of $44,226 (CDN$70,200) prior to the end of May 31, 2003; and (iii) we have received gross revenues of $50,122 (CDN$79,560) prior to the end of June 30, 2003. The notes are repayable on the earlier of the date which is one year following the effective date of the notes, or when our cumulative revenues plus the net proceeds of any debt or equity financing exceed $1,584,686 (CDN$2,500,000), or when we complete a consolidation, merger, amalgamation, arrangement or other reorganization as a result of which the successor corporation after completion of the transaction has working capital of more than $1,584,686 (CDN$2,500,000). The notes bear interest at a rate of 8% per annum, which is payable quarterly. We have the option to repay the notes at any time subject to the payment of a 15% repayment premium. In December 2002, we received $190,162 (CDN$300,000) as the first series of proceeds from the loan subscription agreement. The proceeds from the promissory notes were applied towards working capital purposes. Subsequent to the year ended December 31, 2002, in January 2003 and February 2003, we received the next two series of proceeds of $190,162 (CDN$300,000) each. These proceeds from the promissory notes were applied toward working capital purposes. We expect to receive the remaining series of proceeds of CDN$300,000 each in March 2003, April 2003 and May 2003. These notes are attached as Exhibits 10.47 and 10.48 to this annual report.

Financing activities resulted in net cash inflows of $9,730,855 for the fiscal year ended December 31, 2001.

In July 2001, we received $7.7 million (CDN$10.85 million) from the release of funds from escrow pursuant to our April 2001 special warrant financing. These proceeds were held in escrow pending approval of the listing of our common shares on The Toronto Stock Exchange which approval for listing was obtained on July 16, 2001. In the special warrant financing, we completed an offering of 6,500,000 special warrants at a price of $1.29 (CDN$2.00) per special warrant for aggregate gross proceeds of $8.4

million (CDN$13 million). Agents' fee and expenses were $0.7 million (CDN$1.01 million) resulting in net proceeds to us of $7.7 million (CDN$11.99 million). Two instalments totalling $0.7 million (CDN$1.14 million) were received in April 2001 and May 2001.

*Aliant Transactions*

In February 2001, we entered into a three year development agreement with Innovatia Inc., a shareholder and a wholly-owned subsidiary of Aliant Inc. The purpose of the agreement is to develop a carrier classified product which we will exclusively own or license to Aliant to use as its primary hosted messaging solution for business and residential customers. Under the agreement, Innovatia will license certain intellectual property to us on a non-exclusive, non-transferable basis for use in the development and verification of our current products and will provide specific professional, project management, administrative and support services for the development, testing and verification of our product with an actual telecommunications company.

On December 28, 2001, we and Innovatia agreed to terminate the three-year development agreement. In settlement of the services provided under this agreement, we issued to Innovatia a promissory note in the amount of $1,707,989 (CDN$2,720,142). Immediately thereafter, we repaid $132,059 (CDN$210,000) of the promissory note by issuing 500,000 common shares at a market price of $0.26 (CDN$0.42) per share.

The promissory note bears interest at prime plus 1% (prime rate at December 31, 2002 was 4.5%) and is repayable in quarterly installments until repaid in full. The amount payable each quarter is the lesser of $143,685 (CDN$226,678) and 40% of the net aggregate amount of invoices issued by us to Aliant, pursuant to the software license agreement discussed below, in the quarter. The maximum amount payable, if any, for the first two quarters ended June 30, 2002 will be due on October 1, 2002. All subsequent amounts payable, if any, will be due on or before the first business day following the quarter end date. In the event the invoiced amount for a particular quarter exceeds $143,685 (CDN$226,678), we will carry forward the difference between the invoiced amount and $143,685 (CDN$226,678) and include the difference in the calculation of maximum amount payable for subsequent quarters. We have the option, until December 31, 2004, to settle some or all of the promissory note, principal and interest, in cash, common shares or a combination thereof. If paid by common shares, then 500,000 of the shares will be valued at the lesser of the market price of our shares on the Toronto Stock Exchange and $0.48 (CDN$0.75) per share, and the value of the balance of any other shares issuable is determined by the weighted average trading price of our common shares on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued.

After December 31, 2004, any amount of the promissory note which remains unpaid will continue to be settled as the lesser of $143,685 (CDN$226,678) and 40% of the net aggregate amount of invoices issued by us to Aliant in the quarter, however we are required to settle only with common shares and the number of common shares payable each quarter, if any, is determined by dividing the maximum amount payable by $0.99 (CDN$1.56).

We are required to obtain shareholder and regulatory approval to issue common shares to settle the promissory note. We have obtained shareholder and regulatory approval to issue up to 2,000,000 shares of common stock to settle all or a portion of the promissory note. If we do not obtain additional approval for further issuances of common stock, we can only repay the remaining balance of the promissory note, if any, in cash.

On January 1, 2003, the maximum amount payable to Aliant was $287,371 (CDN$453,356). If we were to make the election to settle this amount with common shares, this would result in the issuance of an additional 1,259,323 shares of our common stock to Aliant for such quarterly payments.

On March 4, 2002, we and Innovatia signed a new development agreement. The agreement to develop a carrier-grade unified communications product is for the period January 1, 2002 to December 31, 2003. Innovatia will license certain intellectual property to us on a non-exclusive non-transferable basis for use in the development and verification of current products and will provide specific professional, project management, administrative and support services. In consideration for these services, we agreed to pay Innovatia a cash royalty within 30 days after the end of each calendar quarter equal to 10% on the gross quarterly revenue received for the sale of our products. On November 26, 2002, Innovatia terminated the development agreement. The royalty payments will continue for six months after the termination date.

In June 2002, we entered into a three-year software license agreement with Aliant Telecom Inc. The license agreement involves the licensing of our product to Aliant for its legacy voicemail replacement and further development of our product to satisfy Aliant's requirements. As part of the agreement, Aliant paid us $0.7 million (CDN$1.125 million) as an initial payment which we received in August 2002. For the fiscal year ended December 31, 2002, we recognized as revenue $461,379 (CDN$724,504) of the initial payment for delivery of software licenses and services. The remaining balance of the initial payment will be recognized as revenue when future product and services are delivered. At this time, we are unable to accurately predict when delivery will be made to Aliant because the timing of the delivery of services by us is based on extrinsic factors such as regulatory approval from the Canadian Radio Television and Telecommunications Commission, Aliant's customer demands, delivery and development costs, timing of development cycles, third party deliverables and deployment plans for class of services based on Aliant's customer segmentation. Revenue from the Aliant contract currently is material to the Company's overall business and financial condition.

We currently anticipate that revenues will increase in the long-term as we increase our sales and marketing activities and introduce new versions of our software that are technologically feasible and of carrier class quality. We have implemented significant cost reductions and expect to keep our operating costs to a minimum until cash is available through financing or operating activities. Based on current projections, we anticipate significant revenues from Tier I telecommunications providers in 2003 generated through the replacement of legacy voice mail systems. Our contract with Aliant, a Tier I telecommunications provider, provided us with $0.7 million (CDN$1.125 million) as an initial payment to be applied towards the deployment of mailboxes.

*International Sales*

In fiscal 2002, sales in international markets, outside of the United States, consisted of sales in Canada and comprised 98% of our total sales. In fiscal 2001, sales in international markets, outside of the United States, consisted of sales in Canada and comprised 88% of our total sales. Sales in Canada in fiscal 2002 comprised 98% of total sales and in fiscal 2001 comprised 84% of total sales. Sales in Canada primarily consisted of sales to Aliant Inc. and its subsidiaries.

*Trends and Uncertainties*

Our ability to generate revenues in the future is dependent on when telecommunication companies will replace their legacy voicemail systems and implement new technology, like our enhanced messaging software. We cannot predict when telecommunication companies will adopt such technology and this causes some uncertainty with respect to the growth of and our ability to generate ongoing revenues.

The current general downturn in the telecommunications industry may be causing some telecommunications companies to delay making any capital expenditures in connection with replacing their legacy voicemail systems. If telecommunication companies delay their capital expenditures, then the growth of our revenues could also be delayed.

*Future Operations*

Presently, our revenues are not sufficient to meet operating and capital expenses and we have incurred operating losses since inception which are likely to continue for the foreseeable future. Even if we were to receive additional revenues beyond the revenues which we expect will be generated from our contract with Aliant we anticipate that we will have negative cash flows during the year ended December 31, 2003. Management projects that we will require an additional $3.7 to $4.25 million to fund our ongoing operating expenses, working capital requirements and extinguish our debt for the next twelve months, broken down as follows:

Estimated Funding Required During the Next Twelve Months

| | |
|---|---|
| Operating expenses | |
| Sales and Marketing | $700,000 - $800,000 |
| General and Administrative | $800,000 - $900,000 |
| Research and Development | $750,000 - $850,000 |
| Capital Expenditures | $50,000 - $100,000 |
| Working capital | $400,000 - $500,000 |
| Debt | |
| Repayment of promissory notes plus interest | $1,000,000 - $1,100,000 |
| Total | $3,700,000 - $4,250,000 |

As at December 31, 2002, we had a working capital deficiency of $1,206,304. On December 30, 2002, we arranged a debt financing in the form of the Series B promissory notes whereby we have available to us, subject to meeting certain milestones, $1,140,974 (CDN$1,800,000) which we feel will fund operations through to the end of June, 2003. We anticipate that we will have to raise additional cash beyond the Series B promissory notes of a minimum of $1.0 million no later than June 30, 2003, to provide us with approximately $800,000 in working capital to continue our normal operations. If we raise less than our targeted amount by that date, we will attempt to negotiate alternate repayment plans on both the Series A and Series B promissory notes currently outstanding.

We plan to raise the capital required to meet these immediate short-term needs, and additional capital required to meet the balance of our estimated funding requirements for the twelve months, primarily through the private placement of our securities.

Due to the uncertainty of our ability to meet our current operating and capital expenses, in their report on the annual consolidated financial statements for the year ended December 31, 2002, our independent chartered accountants included an explanatory paragraph regarding concerns about our ability to continue as a going concern in their audit report.

There is substantial doubt about our ability to continue as a going concern as the continuation of our business is dependent upon obtaining further financing, successful and sufficient market acceptance of our current products and any new products that we may introduce, the continuing successful development of our products and related technologies, and, finally, achieving a profitable level of operations. The issuance of additional equity securities by us could result in a significant dilution in the equity interests of our current stockholders. Obtaining commercial loans, assuming those loans would be available, will increase our liabilities and future cash commitments.

There are no assurances that we will be able to obtain further funds required for our continued operations. We are pursuing various financing alternatives to meet our immediate and long-term financial requirements. There can be no assurance that additional financing will be available to us when needed or, if available, that it can be obtained on commercially reasonable terms. If we are not able to obtain the additional financing on a timely basis, we will be forced to scale down or perhaps even cease the operation of our business.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. We believe that understanding the basis and nature of the estimates and assumptions involved with the following aspects of our consolidated financial statements is critical to an understanding of our operating results and financial position.

*Revenue Recognition*

Revenues are derived from sales of software licenses, hardware and maintenance and training services. We sell software licenses with maintenance and training services, hardware on a stand-alone basis and bundled arrangements including software, hardware and maintenance and training services. We generally license our software to customers for an indefinite period of time.

We recognize revenue in accordance with Statement of Position SOP 97-2 "Software Revenue Recognition" and Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements".

SOP 97-2 requires that the total arrangement fee from software arrangements that include rights to multiple software products, post contract customer support and/or other services be allocated to each element of the arrangement based on their relative fair values. Under SOP 97-2, the determination of fair value is based on vendor specific objective evidence.

Software revenue is recognized under SOP 97-2. when persuasive evidence of an arrangement exists, when all elements essential to the functionality of the software including installation and training are delivered in accordance with the terms and conditions of the customer contracts, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which we have a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, we allocate revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately. Our product and services are generally sold as part of a contract involving software, hardware, maintenance and training. Vendor specific objective evidence is used to determine the relative fair values of these various elements in each of the contracts.

Revenue for hardware sold separately is recognized under Staff Accounting Bulletin 101. Hardware revenue, net of trade discounts is recognized upon shipment or when all elements essential to functionality are complete and when all significant contractual obligations have been satisfied and collection is reasonably assured. When contracts contain specific contingencies, we defer revenue recognition until such time as the contingencies are resolved.

Revenues from maintenance are recognized ratably over the term of the arrangement, generally one year, and revenues from training are generally recognized as the services are performed.

*Software Development Costs*

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs will be capitalized and amortized on a product by product basis.

*Stock Based Compensation*

We account for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and comply with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" as amended by Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation Transition and Disclosure - an amendment of FASB Statement No. 123". The pro forma disclosure of stock-based compensation is included in note 12(d) to our audited consolidated financial statements for the year ended December 31, 2002. Under APB 25, compensation expense for employees is based on the difference between the fair value of our stock and the exercise price if any, on the date of the grant. We account for stock issued to non-employees at fair value in accordance with SFAS 123. We use the Black-Scholes option pricing model to determine the fair value of stock options granted to non-employees.

**Quantitative and Qualitative Disclosures About Market Risk.**

We are exposed to market risk from changes in foreign currency exchange rates and interest rates which could impact our results of operations and financial condition. We manage our exposure to these market risks through our regular operating and financing activities.

We may face foreign currency exchange risk because we expect that the majority of our revenues will be denominated in U.S. dollars in the future and a majority of our operating costs are incurred in Canadian dollars. The fluctuations in the foreign exchange rate between the U.S. and Canadian currency will result in fluctuations in our annual and quarterly results. Management does not expect that it will employ the use of foreign currency derivative financial instruments that would allow the reduction in our exposure to exchange rate movements.

In the event we have a surplus of cash on hand at any time, we will invest such cash in a short-term investment portfolio consisting of term deposits with an average maturity of less than 90 days. These short-term investments are subject to interest rate risk and we manage this risk by maintaining sufficient cash balances such that we are typically able to hold our investments to maturity.

# REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of
**Voice Mobility International, Inc.**

We have audited the accompanying consolidated balance sheets of **Voice Mobility International, Inc.** as of December 31, 2002 and 2001 and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Voice Mobility International, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that Voice Mobility International, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring net losses raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Ernst & Young LLP

Vancouver, Canada,
March 7, 2003.

Chartered Accountants

## Voice Mobility International, Inc.

# CONSOLIDATED BALANCE SHEETS

[See Note 1 - Nature of Business and Basis of Presentation]

As at December 31 (expressed in U.S. dollars)

| | 2002 | 2001 |
|---|---|---|
| | $ | $ |
| ASSETS | | |
| Current | | |
| Cash and cash equivalents | 97,996 | 1,732,200 |
| Accounts receivable [net of allowance for doubtful debts: 2002 - $16,238; 2001 - $26,014] [note 4] | - | 222,268 |
| Other receivables | 19,429 | 266,881 |
| Note receivable [note 3] | 254,833 | 270,000 |
| Deferred finance costs [notes 7 and 8] | 59,426 | - |
| Deferred contract costs | 77,556 | - |
| Prepaid expenses | 68,467 | 100,850 |
| Total current assets | 577,707 | 2,592,199 |
| Property and equipment, net [note 6] | 736,549 | 1,780,935 |
| | 1,314,256 | 4,373,134 |
| LIABILITIES AND STOCKHOLDERS' EQUITY | | |
| Current | | |
| Accounts payable | 266,442 | 445,936 |
| Accrued liabilities | 183,206 | 94,562 |
| Employee related payables | 47,508 | 182,154 |
| Deferred revenue | 302,311 | 158,584 |
| Note payable [note 3] | - | 205,000 |
| Series A promissory notes payable [note 7] | 473,821 | - |
| Series B promissory notes payable [note 8] | 218,728 | - |
| Current portion of promissory note payable [note 9] | 291,995 | - |
| Total current liabilities | 1,784,011 | 1,086,236 |
| Promissory note payable [note 9] | 1,328,408 | 1,575,930 |
| Total liabilities | 3,112,419 | 2,662,166 |
| Commitments and contingencies [note 15] | | |
| Stockholders' equity (deficiency) [note 12 | | ] |
| Common stock, $0.001 par value, authorized 100,000,000, 31,536,948 outstanding [2001 - 27,648,782] | 31,537 | 27,649 |
| Preferred stock, $0.001 par value, authorized 1,000,000 | | |
| Series A Preferred stock, 1 outstanding | 1 | 1 |
| Series B Preferred stock, 585,698 outstanding | 586 | 586 |
| Additional paid-in capital | 31,847,387 | 31,323,354 |
| Accumulated deficit | (33,619,962) | (29,563,804) |
| Other accumulated comprehensive income | (57,712) | (76,818) |
| Total stockholders' equity (deficiency) | (1,798,163) | 1,710,968 |
| | 1,314,256 | 4,373,134 |

*See accompanying notes*

**Voice Mobility International, Inc.**

# CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

Year ended December 31 (expressed in U.S. dollars)

| | 2002<br>$ | 2001<br>$ | 2000<br>$ |
|---|---|---|---|
| Sales [note 5] | 699,937 | 358,191 | 275,190 |
| Cost of sales [note 10] | 62,818 | 49,999 | 86,498 |
| Gross profit | 637,119 | 308,192 | 188,692 |
| | | | |
| Operating expenses | | | |
| Sales and marketing [note 12[d]] | 1,103,112 | 2,237,563 | 3,588,642 |
| Research and development [note 12[d]] | 1,058,643 | 4,618,284 | 2,709,048 |
| General and administrative [note 12[d]] | 2,257,773 | 3,623,980 | 3,639,028 |
| | 4,419,528 | 10,479,827 | 9,936,718 |
| Loss from operations | 3,782,409 | 10,171,635 | 9,748,026 |
| Interest income | (7,134) | (160,095) | (113,490) |
| Interest expense | 133,434 | 281,017 | 16,411 |
| Net loss | 3,908,709 | 10,292,557 | 9,650,947 |
| Foreign currency translation (gains) losses | (19,106) | 69,989 | 42,331 |
| Comprehensive loss | 3,889,603 | 10,362,546 | 9,693,278 |
| | | | |
| Earnings (loss) per share [note 11] | | | |
| Basic and diluted loss per share | (0.11) | (0.34) | (0.46) |

*See accompanying notes*

# CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

Year ended December 31 (expressed in U.S. dollars)

| | Common Stock | | Stock to be Issued | | Series A Preferred Stock | | Series B Preferred Stock | | Additional Paid-in Capital | Accumulated Deficit | Other Accumulated Comprehensive Loss | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Number of Shares # | Amount $ | Number of Shares # | Amount $ | Number of Shares # | Amount $ | Number of Shares # | Amount $ | $ | $ | $ | $ |
| Balance December 31, 1999 | 10,959,426 | 10,960 | 3,250,901 | 3,251 | 1 | 1 | - | - | 7,570,427 | (8,221,746) | 35,502 | (601,605) |
| Stock subscriptions received pursuant to stock subscriptions from Acrex Ventures Ltd. | 90,901 | 91 | (90,901) | (91) | - | - | - | - | 43,333 | - | - | 43,333 |
| Common stock issued pursuant to private placements, net of share issue costs of $75,000 | 3,050,000 | 3,050 | - | - | - | - | - | - | 7,238,950 | - | - | 7,242,000 |
| Common stock issued pursuant to exercise of common stock warrants | 5,594,000 | 5,594 | (3,160,000) | (3,160) | - | - | - | - | 951,084 | - | - | 953,518 |
| Common stock issued pursuant to exercise of stock options | 506,955 | 507 | - | - | - | - | - | - | 430,992 | - | - | 431,499 |
| Preferred stock and detachable warrants issued pursuant to private placement | - | - | - | - | - | - | 666,667 | 667 | 1,999,333 | - | - | 2,000,000 |
| Beneficial conversion feature and deemed dividend on preferred stock | - | - | - | - | - | - | - | - | 1,451,000 | (1,451,000) | - | - |
| Stock based compensation | - | - | - | - | - | - | - | - | 3,186,258 | - | - | 3,186,258 |
| Foreign currency translation loss | - | - | - | - | - | - | - | - | - | - | (42,331) | (42,331) |
| Net loss | - | - | - | - | - | - | - | - | - | (9,650,947) | - | (9,650,947) |
| Balance, December 31, 2000 | 20,201,282 | 20,202 | - | - | 1 | 1 | 666,667 | 667 | 22,871,377 | (19,323,693) | (6,829) | 3,561,725 |
| Common stock issued pursuant to special warrants | 6,500,000 | 6,500 | - | - | - | - | - | - | 7,643,334 | - | - | 7,649,834 |
| Common stock issued on settlement of amounts due to Innovatia Inc. | 500,000 | 500 | - | - | - | - | - | - | 131,559 | - | - | 132,059 |
| Common stock issued pursuant to exercise of stock options | 447,500 | 447 | - | - | - | - | - | - | 405,178 | - | - | 405,625 |
| Warrants issued pursuant to promissory notes | - | - | - | - | - | - | - | - | 226,967 | - | - | 226,967 |
| Series B preferred stock retraction | - | - | - | - | - | - | (80,969) | (81) | (352,378) | 109,552 | - | (242,907) |
| Dividends paid on preferred stock | - | - | - | - | - | - | - | - | - | (57,106) | - | (57,106) |
| Repurchase of vested stock options | - | - | - | - | - | - | - | - | (31,500) | - | - | (31,500) |
| Stock based compensation | - | - | - | - | - | - | - | - | 428,817 | - | - | 428,817 |
| Foreign currency translation loss | - | - | - | - | - | - | - | - | - | - | (69,989) | (69,989) |
| Net loss | - | - | - | - | - | - | - | - | - | (10,292,557) | - | (10,292,557) |
| Balance, December 31, 2001 | 27,648,782 | 27,649 | - | - | 1 | 1 | 585,698 | 586 | 31,323,354 | (29,563,804) | (76,818) | 1,710,968 |
| Common stock issued pursuant to private placements | 2,725,666 | 2,726 | - | - | - | - | - | - | 503,429 | - | - | 506,155 |
| Common stock issued on exchange of exchangeable shares | 1,162,500 | 1,162 | - | - | - | - | - | - | (1,162) | - | | - |
| Dividends paid on preferred stock | - | - | - | - | - | - | - | - | - | (147,449) | - | (147,449) |
| Stock based compensation | - | - | - | - | - | - | - | - | 21,766 | - | - | 21,766 |
| Foreign currency translation gain | - | - | - | - | - | - | - | - | - | - | 19,106 | 19,106 |
| Net loss | - | - | - | - | - | - | - | - | - | (3,908,709) | - | (3,908,709) |
| Balance, December 31, 2002 | 31,536,948 | 31,537 | - | - | 1 | 1 | 585,698 | 586 | 31,847,387 | (33,619,962) | (57,712) | (1,798,163) |

*See accompanying notes*

**Voice Mobility International, Inc.**

# CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (expressed in U.S. dollars)

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | $ | $ | $ |
| OPERATING ACTIVITIES | | | |
| Net loss | (3,908,709) | (10,292,557) | (9,650,947) |
| Non-cash items included in net loss | | | |
| Amortization | 1,016,750 | 909,746 | 545,988 |
| Amortization of deferred finance costs | 31,062 | - | - |
| Promissory note payable issued for services | - | 1,707,989 | - |
| Stock based compensation | 21,766 | 428,817 | 3,186,258 |
| Loss on disposal of property and equipment | 38,741 | 5,391 | - |
| | (2,800,390) | (7,240,614) | (5,918,701) |
| Net change in operating assets and liabilities [note 16] | 245,380 | (368,451) | 439,138 |
| Cash used in operating activities | (2,555,010) | (7,609,065) | (5,479,563) |
| INVESTING ACTIVITIES | | | |
| Purchase of property and equipment | (55,077) | (955,808) | (1,857,636) |
| Proceeds on sale of property and equipment | 50,034 | 7,998 | - |
| Cash used in investing activities | (5,043) | (947,810) | (1,857,636) |
| FINANCING ACTIVITIES | | | |
| Proceeds from Series A promissory notes payable | 428,891 | - | - |
| Proceeds from Series B promissory notes payable | 190,162 | - | - |
| Proceeds on promissory notes payable and warrants | - | 1,404,214 | - |
| Repayment of promissory notes payable | (51,226) | (1,397,305) | (624,360) |
| Proceeds from issuance of common stock | 506,155 | - | 7,102,033 |
| Proceeds from issuance of special warrants, net of financing costs | - | 7,649,834 | - |
| Proceeds from release of preferred stock from escrow | - | 1,757,093 | - |
| Dividends paid on preferred stock | (147,449) | (57,106) | - |
| Proceeds on exercise of stock options | - | 405,625 | 431,499 |
| Repurchase of vested stock options | - | (31,500) | - |
| Proceeds on exercise of warrants | - | - | 953,518 |
| Cash provided by financing activities | 926,533 | 9,730,855 | 7,862,690 |
| Effect of foreign currency on cash | (684) | (44,307) | (43,676) |
| Increase in cash and cash equivalents | (1,634,204) | 1,129,673 | 481,815 |
| Cash and cash equivalents, beginning of year | 1,732,200 | 602,527 | 120,712 |
| Cash and cash equivalents, end of year | 97,996 | 1,732,200 | 602,527 |

*See accompanying notes*

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

### Nature of business

Voice Mobility International, Inc., (the 'Company') is a Nevada corporation engaged in the development and sales and marketing of enhanced messaging software. The Company's enhanced messaging software suite will allow for legacy voice-mail replacement and incremental offerings such as real time call connect, voice-mail to e-mail, and fax to e-mail services. These unified communication services are facilitated by the creation of a single personal digital mailbox that can receive any type of communication regardless of its incoming format or medium. The Company's principal geographic markets include North America, Europe and Asia.

### Basis of presentation

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $3,908,709 for the year ended December 31, 2002 [2001 - $10,292,557; 2000 - $9,650,947] and has a working capital deficiency of $1,206,304 that raises substantial doubt about its ability to continue as a going concern. Management has been able, thus far, to finance the operations, as well as the growth of the business, through a series of equity and debt financings. On December 30, 2002, the Company entered into loan subscription agreements with two shareholders for maximum loan advances of $1,140,974 (Cdn$1,800,000) subject to certain dates and achieving certain revenue milestones. As at March 7, 2003, $570,487 (Cdn$900,000) had been received in accordance with the terms of the agreements and the remaining loan advances are subject to revenue milestones for the period April 30, 2003 to June 30, 2003. Management plans to continue to seek other sources of financing on favorable terms, however, there can be no assurance that any such commitment can be obtained on favorable terms, if at all. Management believes it has implemented significant cost reductions and expects to keep its operating costs to a minimum until cash is available through financing or operating activities. Management expects revenues to increase in 2003 from the increased deployment of the unified communications software product which will afford the Company the ability to fund its daily operations and service its debt obligations. There are no assurances that the Company will be successful in achieving these goals.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 1. NATURE OF BUSINESS AND BASIS OF PRESENTATION (cont'd.)

In view of these conditions, the ability of the Company to continue as a going concern is uncertain and dependent upon achieving a profitable level of operations and, if necessary, on the ability of the Company to obtain necessary financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern. These financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying financial statements.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

### Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Voice Mobility Inc., Voice Mobility (US), Inc., Voice Mobility Canada Limited, an inactive company and VM Sub Limited, also an inactive company. All intercompany balances and transactions have been eliminated on consolidation.

### Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

### Revenue recognition

Revenues are derived from sales of indefinite life software licenses, hardware, maintenance and training services. The Company has sold software licenses and hardware on a stand-alone basis, however, the Company generally sells its products and services in multiple element software arrangements.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

The Company recognizes revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2") and Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101").

Revenue from software and multiple element software arrangements including software, maintenance and training services are recognized under SOP 97-2. Revenue is recognized when persuasive evidence of an arrangement exists, when the products and services have been delivered in accordance with the terms and conditions of the customer contracts, when the fee is fixed or determinable, and when collection is reasonably assured. Fees are considered fixed or determinable if the contracts are similar to others for which the Company has a standard business practice and a history of successful collection under the original payment terms.

For software arrangements involving multiple elements, the Company allocates revenue to each element based on vendor specific objective evidence of relative fair values, which are derived by allocating a value to each element that is based upon the prices charged when the element is sold separately.

Revenue for hardware sold separately is recognized under SAB 101. Hardware revenue is recognized upon delivery provided all significant contractual obligations have been satisfied and collection is reasonably assured.

Revenues from maintenance are recognized ratably over the term of the arrangement, generally one year, and revenues from training are recognized as the services are performed.

## Foreign currency

These consolidated financial statements have been presented in United States dollars. The functional currency of the Company is the Canadian dollar. Accordingly, all assets and liabilities of the Company, which are denominated in foreign currencies, are translated at the year end exchange rate and revenues and expenses are translated using a weighted average exchange rate for the applicable period. Any resulting exchange gains and losses are presented as cumulative foreign currency translation gains (losses) within other accumulated comprehensive loss.

Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Other balance sheet items and revenues and expenses are translated at the exchange rates prevailing on the respective transaction dates. Gains and losses on foreign currency transactions are reflected in the consolidated statements of operations.

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

### Financial instruments

The Company's financial instruments consists of cash and cash equivalents, accounts receivable, other receivables, note receivable, accounts payable, employee related payables, note payable and promissory notes payable. Unless otherwise stated the fair value of the financial instruments approximates their carrying value. The Company has not entered into foreign exchange derivative contracts.

### Cash and cash equivalents

Cash and cash equivalents consist of cash and short term deposits with original maturities of ninety days or less and are recorded at amortized cost.

### Property and equipment

Property and equipment are carried at cost. Amortization is provided using the straight line method over the assets estimated useful lives as follows:

| | |
|---|---|
| Computer equipment | 3 years |
| Computer equipment for customer use | Term of contract |
| Computer software | 2 years |
| Office equipment and furniture | 5 years |
| Leasehold improvements | Term of the lease |

### Software development costs

Costs incurred internally to develop computer software products and the costs to acquire externally developed software products (which have no alternative future use) to be sold, leased or otherwise marketed are charged to expense until the technological feasibility of the product has been established. After technological feasibility is established and until the product is available for general release, software development, product enhancements and acquisition costs are capitalized and amortized on a product by product basis.

### Advertising

Advertising costs are expensed in the period incurred. Advertising expense for the year ended December 31, 2002 was $8,000 [2001 - $162,000; 2000 - $355,000].

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

### Stock based compensation

The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure - an amendment of FASB Statement No. 123" ("SFAS 148"). The pro-forma disclosure of stock based compensation is included in Note 12[d].

Under APB 25, compensation expense for employees is based on the difference between the fair value of the Company's stock and the exercise price if any, on the date of the grant. The Company accounts for stock issued to non-employees at fair value in accordance with SFAS 123. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted to non-employees.

### Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse.

### Earnings per share

Basic earnings (loss) per share is computed by dividing income (loss) available to common stockholders by the weighted average number of common stock and exchangeable shares outstanding for the period. Diluted earnings (loss) per share reflects the dilutive potential of outstanding securities using the treasury stock method.

### Comprehensive loss

Comprehensive loss includes all changes in equity except those resulting from investments by owners and distributions to owners. Other accumulated comprehensive loss consists only of accumulated foreign currency translation adjustments for all years presented.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 3. NOTES RECEIVABLE AND PAYABLE

On August 8, 2001, a plaintiff commenced an action in the Superior Court of California against the Company and the predecessor corporation, Equity Capital Group, Inc. ("ECG"), to recover damages as a result of an alleged breach of contract. On October 15, 2001, a settlement agreement and mutual release was signed between the Company and the above noted plaintiff. The settlement agreement required payments owing to the plaintiff by the Company in the sum of $252,500 to be paid in set installments from October 10, 2001 to October 1, 2002. The Company paid the installments in full in accordance with the settlement agreement.

Prior to signing the plaintiff settlement agreement, the Company signed an indemnification agreement on October 10, 2001 with the former majority shareholder of ECG to indemnify the Company against this claim and any other claims or liabilities that existed prior to the reverse acquisition of ECG. In addition, the Company and the former majority shareholder of ECG signed a settlement agreement, a security agreement and a stock pledge agreement. In accordance with the settlement agreement, the former shareholder is to pay the Company $290,000 to cover the costs of the plaintiff settlement and additional related legal expenses. The settlement amount was to be collected in set installments from October 10, 2001 to October 25, 2002. The security and stock pledge agreements are in place to further collateralize the Company's position in addition to the indemnification agreement.

On September 16, 2002, the former majority shareholder of ECG filed for bankruptcy protection under Chapter 13 of the U.S. Bankruptcy Code.

As at December 31, 2002, the former shareholder was delinquent in scheduled payments to the Company totaling $254,833. Subsequent to year-end, the Company has received $55,545 in additional payments.

In 2002, a shareholder and Director of the Company agreed to indemnify the Company against any losses that may be incurred on the collectibility of the note receivable.

December 31, 2002 (expressed in U.S. dollars)

## 4. CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, accounts receivables and the note receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses which, when realized, have been within the range of management's expectations.

Amounts owing from one customer comprised 78% of the gross accounts receivable balance at December 31, 2002. Amounts owing from one customer comprised 92% of the gross accounts receivable balance at December 31, 2001.

## 5. SEGMENTED INFORMATION

The Company operates in one major line of business, the development, manufacture and marketing of unified voice messaging systems. The Company derived substantially all of its revenues from external customers from its Canadian operations and has substantially all its assets in Canada. Sales to one customer comprised 84% of revenues in 2002. Sales to one customer comprised 56% of revenues in 2001. Sales to three customers comprised 93% of revenues in 2000.

Revenue from external customers, by location of customer, is as follows:

| | Canada | US | Other | Total |
|---|---|---|---|---|
| 2002 | 684,937 | 15,000 | - | 699,937 |
| 2001 | 301,991 | 41,200 | 15,000 | 358,191 |
| 2000 | 78,611 | 106,126 | 90,453 | 275,190 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 6. PROPERTY AND EQUIPMENT

| | Cost | Accumulated Amortization | Net Book Value |
|---|---|---|---|
| | $ | $ | $ |
| 2002 | | | |
| Computer equipment | 2,334,510 | 1,760,441 | 574,069 |
| Computer equipment for customer use | 25,651 | 3,713 | 21,938 |
| Computer software | 572,667 | 540,195 | 32,472 |
| Office equipment and furniture | 182,220 | 95,990 | 86,230 |
| Leasehold improvements | 112,397 | 90,557 | 21,840 |
| | 3,227,445 | 2,490,896 | 736,549 |
| 2001 | | | |
| Computer equipment | 2,256,869 | 1,059,176 | 1,197,693 |
| Computer equipment for customer use | 227,966 | 17,712 | 210,254 |
| Computer software | 556,056 | 352,959 | 203,097 |
| Office equipment and furniture | 183,465 | 61,967 | 121,498 |
| Leasehold improvements | 108,663 | 60,270 | 48,393 |
| | 3,333,019 | 1,552,084 | 1,780,935 |

## 7. SERIES A PROMISSORY NOTES PAYABLE

| | 2002 | |
|---|---|---|
| | US$ | Cdn$ |
| Principal | 412,018 | 650,000 |
| Repayment premium | 61,803 | 97,500 |
| | 473,821 | 747,500 |

On June 28, 2002, the Company issued an aggregate of $428,891 (Cdn$650,000) of Series A promissory notes to four shareholders. The notes are repayable on the earlier of June 27, 2003, or when the Company's cumulative revenues plus the net proceeds of any debt or equity financing exceed $1,584,686 (Cdn$2,500,000) from the issuance date, or when the Company completes a consolidation, merger, amalgamation, arrangement or other reorganization as a result of which the successor corporation after completion of the transaction has working capital of more than $1,584,686 (Cdn$2,500,000).

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 7. SERIES A PROMISSORY NOTES PAYABLE (cont'd.)

The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $61,803 (Cdn$97,500) has been recorded as an increase to the promissory notes balance and as a deferred financing cost. The deferred financing cost is being amortized to interest expense over the one year term to maturity. The notes bear interest at a rate of 8% per annum which is payable quarterly. As at December 31, 2002, accrued interest on the promissory notes is fully paid.

## 8. SERIES B PROMISSORY NOTES PAYABLE

| | 2002 | |
|---|---|---|
| | US$ | Cdn$ |
| Principal | 190,162 | 300,000 |
| Repayment premium | 28,524 | 45,000 |
| Accrued interest | 42 | 66 |
| | 218,728 | 345,066 |

On December 30, 2002, the Company entered into loan subscription agreements with two shareholders for maximum loan advances of $1,140,974 (Cdn$1,800,000). The receipt of the proceeds are subject to certain dates and achieving certain revenue milestones. A promissory note will be issued on the date each advance is made.

On December 30, 2002, the Company issued an aggregate of $190,162 (Cdn$300,000) of Series B promissory notes to two shareholders. The notes are repayable on the earlier of December 30, 2003, or when the Company's cumulative revenues plus the net proceeds of any debt or equity financing exceed $1,584,686 (Cdn$2,500,000) from the issuance date, or when the Company completes a consolidation, merger, amalgamation, arrangement or other reorganization as a result of which the successor corporation after completion of the transaction has working capital of more than $1,584,686 (Cdn$2,500,000).

The notes are subject to a repayment premium equal to 15% of the outstanding principal balance. The repayment premium of $28,524 (Cdn$45,000) has been recorded as an increase to the promissory notes balance and as a deferred financing cost. The deferred financing cost is being amortized to interest expense over the one year term to maturity. The notes bear interest at a rate of 8% per annum which is payable quarterly.

Subsequent to year-end, the Company has issued an additional $380,324 (Cdn$600,000) of Series B promissory notes to two shareholders in accordance with the terms of the loan subscription agreements. The remaining loan advances are subject to revenue milestones for the period April 30, 2003 to June 30, 2003.

December 31, 2002 (expressed in U.S. dollars)

## 9. PROMISSORY NOTE PAYABLE

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | US$ | Cdn$ | US$ | Cdn$ |
| Principal | 1,539,584 | 2,428,847 | 1,575,930 | 2,510,142 |
| Accrued interest | 80,819 | 127,501 | - | - |
| | 1,620,403 | 2,556,348 | 1,575,930 | 2,510,142 |
| Less current portion | 291,995 | 460,651 | - | - |
| | 1,328,408 | 2,095,697 | 1,575,930 | 2,510,142 |

On December 28, 2001, the Company issued Innovatia Inc. ("Innovatia"), an existing shareholder of the Company and a wholly owned subsidiary of Aliant Inc. ("Aliant"), a promissory note in the amount of $1,707,989 (Cdn $2,720,142) in settlement of development services provided by Innovatia from February 1, 2001 to December 31, 2001. Immediately thereafter, the Company repaid $132,059 (Cdn $210,000) of the promissory note by issuing 500,000 common shares at a market price of $0.26 (Cdn $0.42) per share. In accordance with the requirements of the Toronto Stock Exchange, the issuance of these common shares resulted in an equivalent reduction in the number of common shares reserved for issuance under the Company's current stock option plan.

The promissory note bears interest at prime plus 1% (prime rate at December 31, 2002 was 4.5%) and is repayable in quarterly installments until repaid in full. The amount payable each quarter ("Maximum Amount Payable") is the lesser of $143,685 (Cdn$226,678) and 40% of the net aggregate amount of invoices ("Invoiced Amount") issued by the Company to Aliant and its subsidiaries in the quarter. The Maximum Amount Payable, if any, for the first two quarters ended June 30, 2002 will be due on October 1, 2002. All subsequent amounts payable, if any, will be due on or before the first business day following the quarter end date. In the event the Invoiced Amount for a particular quarter exceeds $143,685 (Cdn$226,678), the Company will carry forward the difference between the Invoiced Amount and $143,685 (Cdn$226,678) and include the difference in the calculation of Maximum Amount Payable for subsequent quarters. The Company has the option, until December 31, 2004, to settle some or all of the promissory note, principal and interest, in cash, common shares or a combination thereof. If paid by common shares, then 500,000 of the shares will be valued at the lesser of the market price of the shares on the Toronto Stock Exchange and Cdn$0.75 per share, and the value of the balance of any other shares issuable is determined by the weighted average trading price of the Company's common share on the Toronto Stock Exchange over the ten trading days immediately prior to the date on which the common shares are to be issued.

December 31, 2002 (expressed in U.S. dollars)

## 9. PROMISSORY NOTE PAYABLE (cont'd.)

After December 31, 2004, any amount of the promissory note which remains unpaid will continue to be settled at the lesser of $143,685 (Cdn$226,678) and 40% of the net aggregate amount of invoices issued by the Company to Aliant in the quarter, however the Company is required to settle only with common shares and the number of common shares payable each quarter, if any, is determined by dividing the Maximum Amount Payable by Cdn$1.56.

The Company is required to obtain shareholder and regulatory approval to issue common shares to settle the promissory note. The Company has obtained shareholder and regulatory approval to issue up to 2,000,000 shares of common stock to settle all or a portion of the promissory note. If the Company does not obtain additional approval for further issuances of common stock, the Company can only repay the remaining balance of the promissory note, if any, in cash.

As of December 31, 2002, the current portion is calculated as $291,995 (Cdn$460,651) which consists of the Maximum Amount Payable of $287,371 (Cdn$453,356) due January 1, 2003 and $4,624 (Cdn$7,295) to be carried forward to the following quarter. If the Company made the election to settle the amount due on January 1, 2003 with common shares, this would result in the issuance of an additional 1,259,323 shares of common stock.

## 10. DEVELOPMENT AGREEMENT

On March 4, 2002, the Company and Innovatia signed a development agreement to develop enhanced messaging software for the period January 1, 2002 to December 31, 2003. Innovatia licensed certain intellectual property to the Company on a non-exclusive non-transferable basis for use in the development and verification of current products and provided specific professional, project management, administrative and support services. In consideration for these services, the Company agreed to pay Innovatia a cash royalty within 30 days after the end of each calendar quarter equal to 10% on the gross quarterly revenue received for the sale of the Company's products. On November 26, 2002, Innovatia terminated the development agreement. In accordance with the agreement, the royalty payments continue to be payable on gross revenue for six months after the termination date.

During the twelve months ended December 31, 2002, the Company has recorded $44,585 to cost of sales for the royalties payable under the development agreement.

Voice Mobility International, Inc.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 11. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of earnings (loss) per share:

| | 2002 $ | 2001 $ | 2000 $ |
|---|---|---|---|
| Numerator: | | | |
| Net loss | (3,908,709) | (10,292,557) | (9,650,947) |
| Reduction of beneficial conversion feature on retraction of 80,969 Series B preferred stock | - | 109,552 | - |
| Dividends paid on preferred stock | (147,449) | (57,106) | - |
| Deemed dividend on beneficial conversion feature | - | - | (1,451,000) |
| Net loss attributable to common stockholders | (4,056,158) | (10,240,111) | (11,101,947) |
| Denominator: | | | |
| Weighted average number of common stock outstanding | 29,588,241 | 23,468,254 | 17,430,772 |
| Weighted average number of common stock issuable on exercise of Exchangeable Shares | 5,817,397 | 6,600,000 | 6,600,000 |
| Weighted average number of common stock equivalents outstanding | 35,405,638 | 30,068,254 | 24,030,772 |
| Earnings (loss) per share: | | | |
| Basic and diluted loss per share | (0.11) | (0.34) | (0.46) |

In connection with the 1999 recapitalization of the Company, Voice Mobility Canada Limited (VM Canada), a wholly owned subsidiary, issued 6,600,000 VM Canada Exchangeable Shares. Each VM Canada Exchangeable Share is exchangeable for one common share of the Company at any time at the option of the shareholder, and will be exchanged no later than July 1, 2009, and has essentially the same voting, dividend and other rights as one common share. A share of Series A preferred voting stock, which was issued to a trustee in trust for the holders of the VM Canada Exchangeable Shares, provides the mechanism for holders of the VM Canada Exchangeable Shares to have voting rights in the Company. The Company considers each Exchangeable Share as equivalent to one share of its common stock and therefore the Exchangeable Shares are included in the computation of basic earnings per share. During the year, holders of the Exchangeable Shares exchanged 1,162,500 Exchangeable Shares into 1,162,500 common shares of the Company for no additional consideration. As at December 31, 2002, 5,437,500 Exchangeable Shares are outstanding [2001 and 2000 – 6,600,000].

For the years ending December 31, 2002, 2001 and 2000, the Company's common shares issuable upon the exercise of stock options, warrants and other convertible securities were excluded from the determination of diluted loss per share as their effect would be antidilutive.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 12. SHARE CAPITAL

### [a] Authorized

On June 9, 2000, the Board of Directors approved a resolution to increase the authorized shares of common stock from 50,000,000 to 100,000,000, par value $.001 per share. The Company is also authorized to issue up to 1,000,000 shares of preferred stock, par value $.001 per share.

### [b] Common stock

### 2002

**Private Placements**

On July 26, 2002, the Company issued 500,000 units, at $0.18 per unit for gross cash proceeds of $90,000. Each unit comprises one share of common stock and one non-transferable Class O warrant, entitling the holder to one common share, exercisable at $0.25 at any time up to July 26, 2005.

On July 31, 2002, the Company issued 1,400,000 units, at $0.195 per unit for gross cash proceeds of $273,000. Each unit comprises one share of common stock and one half of one non-transferable Class P warrant, entitling the holder to one common share, exercisable at $0.30 at any time up to July 31, 2003.

On July 31, 2002, the Company issued 755,333 units, at Cdn$0.30 per unit for gross cash proceeds of $143,155 (Cdn$226,600). Each unit comprises one share of common stock and one half of one non-transferable Class Q warrant, entitling the holder to one common share, exercisable at Cdn$0.45 at any time up to July 31, 2003. The Company also issued 70,333 common shares to a third party as a finders fee.

### 2001

**Public Offering**

On April 3, 2001, the Company completed an offering of 6,500,000 Special Warrants at a price of Cdn$2.00 per Special Warrant for aggregate gross proceeds of $8,429,440 (Cdn$13,000,000). Each Special Warrant was exercisable, without payment of additional consideration, into one Unit of the Company (a "Unit"). The Special Warrants were exercised by the holders on July 20, 2001. Each Unit consisted of one common share and one half of one non-transferable share purchase warrant of the Company.

December 31, 2002 (expressed in U.S. dollars)

## 12. SHARE CAPITAL (cont'd.)

Each whole warrant entitles the holder to acquire one common share at a price of Cdn$2.25, or on a cashless basis, at any time on or before April 3, 2003. The cashless exercise provision allows the holder to utilize the net appreciation in the market value of the underlying common stock to pay the exercise price.

The agents were paid a commission of $590,084 (Cdn$910,000), representing 7% of the gross proceeds, and were reimbursed $64,844 (Cdn$100,000) in legal costs. The company also incurred $124,678 (Cdn$192,271) in legal and professional fees. The aggregate financing costs of $779,606 (Cdn$1,202,271) were recorded as a reduction to the gross proceeds within stockholders' equity.

In addition, the agents received a special compensation option that entitles them to purchase 650,000 Units at Cdn$2.00 per Unit at any time on or before April 3, 2003. Each Unit consists of one common share (the "compensation option") and one-half of one common share purchase warrant (the "compensation warrant"), each whole compensation warrant being exercisable to purchase one additional common share at a price of Cdn$2.25 per share at anytime on or before April 3, 2003.

**Promissory Notes and Warrants**

Between the months of April to July 2001, the Company issued a series of non-interest bearing promissory notes to shareholders in the aggregate principal amount of $1,404,214 (Cdn$2,150,000), which were repayable on the earlier of July 18, 2001 or the next equity financing. Fees of $48,580 (Cdn$74,750) were due on maturity. In connection with the issuance of the notes, the Company issued a series of 633,334 warrants (100,000 Class K warrants, 166,667 Class L warrants, 200,000 Class M warrants, and 166,667 Class N warrants), each entitling the holder to one share of common stock per warrant, exercisable at $1.50 per share with expiry dates ranging from April 25, 2004 to June 25, 2004. The notes including the fees were repaid in full for $1,445,885 (Cdn$2,224,750) on July 17, 2001.

The gross proceeds have been allocated to the promissory notes and the Class K, L, M and N warrants based on the relative fair value of each security at the time of issuance. Accordingly, $1,177,247 was allocated to the promissory notes and $226,967 was allocated to the Class K, L, M and N warrants in aggregate. The fair value of the warrants was estimated using the Black-Scholes option pricing model. The discount on the notes as a result of the warrants was subject to accretion over the term to maturity of the promissory notes. As at December 31, 2001, the $226,967 discount and the $48,580 fees have been recorded as interest expense.

On December 28, 2001, the Class L, M and N warrants were cancelled.

December 31, 2002 (expressed in U.S. dollars)

## 12. SHARE CAPITAL (cont'd.)

## 2000

### Private Placements

On February 15, 2000 the Company issued 2,250,000 units, at $2 per unit for gross cash proceeds of $4,500,000. Each unit comprises one share of common stock and one Class F warrant, entitling the holder to one common share, exercisable at $5.50 at any time up to February 15, 2005. The Company also issued 100,000 common shares and $75,000 cash to third parties as a finders fee. Cash proceeds of $4,241,700 were received in fiscal 2000 from the issuance of the units, net of the $75,000 finders fee and the $183,300 in unsecured advances received in December 1999. On December 2, 2000, the Board of Directors amended the exercise price of the Class F warrants to $2.25 and amended the expiry date to November 30, 2003. On December 28, 2001, 1,000,000 Class F warrants were cancelled.

On July 1, 2000 the Company issued 500,000 units, at $5.50 per unit for net cash proceeds of $2,750,000. Each unit comprises one share of common stock and three Class G warrants, entitling the holder to one share of common stock per warrant, exercisable at $5.50 at any time up to July 1, 2003. On December 2, 2000, the Board of Directors amended the exercise price of the Class G warrants to $2.25 and amended the expiry date to November 30, 2003. On December 28, 2001, the 1,500,000 Class G warrants were cancelled.

On September 29, 2000, the Company issued 200,000 units, at $0.335 per unit for net cash proceeds of $67,000. Each unit comprises one share of common stock and one Class H warrant, entitling the holder to one share of common stock per warrant, exercisable at $0.50 at any time up to December 29, 2000. On December 20, 2000, 200,000 Class H warrants were exercised for net cash proceeds of Cdn$100,000.

## [c] Preferred stock

On December 29, 2000 the Company issued 666,667 units at $3.00 per unit for cash proceeds of $2,000,000. Each unit comprised one share of Series B non-voting convertible preferred stock and three quarter of a Class I warrant, entitling the holder to one share of common stock per warrant, exercisable at $1.75 at any time up to November 29, 2003.

Each share of Series B preferred stock is convertible, at the option of the holder, into two shares of common stock and will automatically be converted into common stock as of December 31, 2004. On December 5, 2002, the date of the automatic conversion of the Series B preferred stock was amended from December 31, 2002 to December 31, 2004.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 12. SHARE CAPITAL (cont'd.)

Based on the relative fair values of the preferred stock and detachable warrants on the date of issuance, the Company allocated $1,451,000 of the proceeds to preferred stock and $549,000 of the gross proceeds to the warrants. The agreement contains a beneficial conversion feature that allows the investors to convert the preferred stock to common stock at an effective conversion rate which is less than the closing price of the Company's common stock on December 29, 2000. The amount of the beneficial conversion feature is limited to the proceeds allocated to the preferred stock of $1,451,000 and is presented as a preferred stock dividend.

The agreement provides that under certain conditions, the Company can retract, at its option, the Series B preferred stock, at $3.00 per share together with all accrued and unpaid dividends. On March 30, 2001, the Company retracted 80,969 Series B Preferred shares at $3.00 per share for aggregate cash of $242,907. The retraction reduced the number of Series B Preferred shares outstanding from 666,667 to 585,698. Upon retraction, a portion of the retraction price was allocated to the beneficial conversion feature and decreased net loss attributable to common stockholders by $109,552.

On December 28, 2001, the Class I warrants were cancelled.

Holders of the Series B preferred stock are entitled to a $0.195 per annum dividend. The dividends are not cumulative. During 2002, the Company paid cash dividends of $147,449 [2001 - $57,106; 2000 - $nil].

### [d] Stock options

#### Second Amended and Restated 1999 Stock Option Plan

On June 14, 2001, an amendment to the Amended and Restated 1999 Stock Option Plan was approved to meet the requirements for listing of the Company's securities on The Toronto Stock Exchange.

The Second Amended and Restated 1999 Stock Option Plan ("Plan") authorizes an aggregate amount of 10,000,000 common shares to be issued pursuant to the exercise of stock options.

The Plan provides for the granting of options which either qualify for treatment as incentive stock options or non-statutory stock options and entitles directors, employees and consultants to purchase common shares of the Company. Options granted are subject to approval of the Board of Directors or the Stock Option Committee.

Voice Mobility International, Inc.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 12. SHARE CAPITAL (cont'd.)

The options generally vest over a period of two to three years from the date of grant. Any options that do not vest as the result of a grantee leaving the Company are forfeited and the common shares underlying them are returned to the reserve. The options generally have a contractual term of five years.

Activity under the Plan is as follows:

| | | Options Outstanding | | |
|---|---|---|---|---|
| | Shares Available for Grant | Number of Shares | Price per Share | Weighted Average Exercise Price |
| Balance, December 31, 1999 | 2,013,084 | 2,986,916 | 0.75 - 2.38 | $0.94 |
| Additional shares authorized | 5,000,000 | - | - | - |
| Options granted | (4,577,795) | 4,577,795 | 0.75 - 9.50 | $4.13 |
| Options forfeited | 74,180 | (74,180) | 0.75 - 2.00 | $1.19 |
| Options exercised | - | (506,955) | 0.75 -3.05 | $0.87 |
| Balance, December 31, 2000 | 2,509,469 | 6,983,576 | 0.75 - 9.50 | $3.03 |
| Options granted | (2,207,732) | 2,207,732 | 0.35 - 2.75 | $2.04 |
| Options forfeited | 2,298,872 | (2,298,872) | 0.75 - 9.50 | $4.48 |
| Options exercised | - | (447,500) | 0.75 - 1.00 | $0.89 |
| Common shares issued to Innovatia, Inc | (500,000) | - | - | - |
| Balance, December 31, 2001 | 2,100,609 | 6,444,936 | 0.35 - 7.25 | $2.16 |
| Options granted | (2,200,000) | 2,200,000 | 0.10 - 0.18 | $0.13 |
| Options forfeited | 2,377,660 | (2,377,660) | 0.18 - 6.88 | $1.85 |
| Options exercised | - | - | - | - |
| Balance, December 31, 2002 | 2,278,269 | 6,267,276 | 0.10 - 7.25 | $1.57 |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 12. SHARE CAPITAL (cont'd.)

The weighted average remaining contractual life and weighted average exercise price of options outstanding and of options exercisable as at December 31, 2002 are as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding at December 31, 2002 | Weighted Average Exercise Price | Weighted Average Remaining Contractual Life (years) | Number Exercisable at December 31, 2002 | Weighted Average Exercise Price |
| $0.10 - 0.50 | 2,062,500 | $0.13 | 4.32 | 326,042 | $0.14 |
| $0.51 - 1.00 | 1,339,584 | $0.90 | 2.01 | 1,106,042 | $0.89 |
| $1.01 - 2.00 | 1,225,500 | $1.81 | 3.18 | 1,119,028 | $1.82 |
| $2.01 - 3.00 | 949,110 | $2.26 | 2.58 | 883,147 | $2.25 |
| $3.01 - 7.25 | 690,582 | $5.79 | 2.47 | 635,027 | $5.84 |
| | 6,267,276 | $1.57 | 3.27 | 4,069,286 | $2.15 |

As at December 31, 2002, 3,119,933 [2001 - 1,496,006] options outstanding have an exercise price denominated in Canadian dollars with a weighted average exercise price of Cdn$0.76.

The Company incurred non-cash stock based compensation expense reported in the statement of operations as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | $ | $ | $ |
| Sales and marketing | - | - | 1,178,996 |
| Research and development | 21,766 | 257,934 | 964,673 |
| General and administrative | - | 170,883 | 1,042,589 |
| | 21,766 | 428,817 | 3,186,258 |

Of the $21,766 total stock based compensation expense in 2002, $nil relates to options granted to consultants at fair value [2001 - $125,250; 2000 - $880,500]. The remaining $21,766 [2001 - $303,567; 2000 - $965,820] is a result of options granted to employees in 2001 and 2000 with an exercise price less than the market price of the common stock on the date of grant.

As at December 31, 2002, the Company has $nil [2001 - $21,766; 2000 - $325,332] in deferred compensation to be expensed in future periods based on the vesting terms of the underlying fixed plan options.

December 31, 2002 (expressed in U.S. dollars)

## 12. SHARE CAPITAL (cont'd.)

**Pro forma disclosure of stock based compensation**

Pro forma information regarding results of operations and earnings (loss) per share is required by SFAS 123, as amended by SFAS 148, for stock-based awards to employees as if the Company had accounted for such awards using the fair value method.

The fair value of the Company's stock-based awards granted to employees in 2002, 2001 and 2000 was estimated using the Black-Scholes option pricing model. The option pricing assumptions include a dividend yield of 0%, a weighted average expected life of 2.5 years [2001 - 2.5 years ; 2000 - 2.5 years], a risk free interest rate of 3.26% [2001 - 3.20%; 2000 - 5.87%] and an expected volatility of 159% [2001 - 114%; 2000 - 118%]. The weighted average fair value of options granted during 2002 was $0.10 [2001 - $0.78; 2000 - $3.15]. For pro forma purposes, the estimated value of the Company's stock-based awards to employees is amortized over the vesting period of the underlying options. The effect on the Company's net loss and loss per share of applying SFAS 123 to the Company's stock-based awards to employees would approximate the following:

| | 2002<br>$ | 2001<br>$ | 2000<br>$ |
|---|---|---|---|
| Net loss attributable to common shareholders | (4,056,158) | (10,240,111) | (11,101,947) |
| Compensation expense included in reported net loss | 21,766 | 428,817 | 3,186,258 |
| Compensation expense determined under the fair value method | (1,630,268) | (2,713,164) | (7,298,724) |
| Pro forma net loss | (5,664,660) | (12,524,458) | (15,214,413) |
| Basic and diluted loss per share | | | |
| As reported | (0.11) | (0.34) | (0.46) |
| Pro forma | (0.16) | (0.42) | (0.63) |

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 12. SHARE CAPITAL (cont'd.)

### [e] Warrants

The Company has the following common stock warrants outstanding:

| | Outstanding at January 1 # | Issued # | Exercised # | Cancelled # | Outstanding at December 31 # | Exercise Price $US | Expiry Date |
|---|---|---|---|---|---|---|---|
| 2002 | | | | | | | |
| Class F warrants | 1,250,000 | - | - | - | 1,250,000 | 2.25 | Nov. 30/03 |
| Class K warrants | 100,000 | - | - | - | 100,000 | 1.50 | Apr. 25/04 |
| Special warrants | 3,250,000 | - | - | - | 3,250,000 | Cdn.2.25 | Apr. 3/03 |
| Compensation options | 650,000 | - | - | - | 650,000 | Cdn.2.00 | Apr. 3/03 |
| Compensation warrants | 325,000 | - | - | - | 325,000 | Cdn.2.25 | Apr. 3/03 |
| Class O warrants | - | 500,000 | - | - | 500,000 | 0.25 | Jul. 26/05 |
| Class P warrants | - | 700,000 | - | - | 700,000 | 0.30 | Jul. 31/03 |
| Class Q warrants | - | 377,667 | - | - | 377,667 | Cdn.0.45 | Jul. 31/03 |
| | 5,575,000 | 1,577,667 | - | - | 7,152,667 | | |
| 2001 | | | | | | | |
| Class F and G warrants | 3,750,000 | - | - | 2,500,000 | 1,250,000 | 2.25 | Nov. 30/03 |
| Class I warrants | 500,000 | - | - | 500,000 | - | - | Cancelled |
| Class K warrants | - | 100,000 | - | - | 100,000 | 1.50 | Apr. 25/04 |
| Class L warrants | - | 166,667 | - | 166,667 | - | - | Cancelled |
| Class M warrants | - | 200,000 | - | 200,000 | - | - | Cancelled |
| Class N warrants | - | 166,667 | - | 166,667 | - | - | Cancelled |
| Special warrants | - | 3,250,000 | - | - | 3,250,000 | Cdn.2.25 | Apr. 3/03 |
| Compensation options | - | 650,000 | - | - | 650,000 | Cdn.2.00 | Apr. 3/03 |
| Compensation warrants | - | 325,000 | - | - | 325,000 | Cdn.2.25 | Apr. 3/03 |
| | 4,250,000 | 4,858,334 | - | (3,533,334) | 5,575,000 | | |
| 2000 | | | | | | | |
| Class A warrants | 1,200,000 | - | (1,200,000) | - | - | 0.35 | Dec. 29/00 |
| Class B, C and D warrants | 433,000 | - | (433,000) | - | - | 0.50 | Dec. 29/00 |
| Class E warrants | 601,000 | - | (601,000) | | - | 0.35 | Dec. 29/00 |
| Class F and G warrants | - | 3,750,000 | - | - | 3,750,000 | 2.25 | Nov. 30/03 |
| Class H warrants | - | 200,000 | (200,000) | - | - | 0.50 | Dec. 29/00 |
| Class I warrants | - | 500,000 | - | - | 500,000 | 1.75 | Nov. 29/03 |
| | 2,234,000 | 4,450,000 | (2,434,000) | - | 4,250,000 | | |

On December 28, 2001, 3,533,334 warrants were cancelled by the warrant holders for no additional consideration.

Voice Mobility International, Inc.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 13. INCOME TAXES

The Company is subject to United States federal and state income taxes at an approximate rate of 35%. The reconciliation of the provision (recovery) for income taxes at the United States federal statutory rate compared to the Company's income tax expense is as follows:

| | 2002<br>$ | 2001<br>$ | 2000<br>$ |
|---|---|---|---|
| Tax expense (recovery) at U.S. statutory rates | (1,361,000) | (3,602,000) | (3,860,000) |
| Lower (higher) effective income taxes of Canadian subsidiary | (149,000) | - | (354,000) |
| Change in valuation allowance | 1,380,000 | 2,108,000 | 2,859,000 |
| Change in opening valuation allowance for the reduction in future enacted tax rates | 116,000 | 931,000 | - |
| Non-deductible expenses | 14,000 | 563,000 | 1,355,000 |
| Income tax expense (recovery) | - | - | - |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those deferred tax assets for which it is more likely than not that realization will not occur.

Significant components of the Company's deferred tax assets as of December 31 are as follows:

| | 2002<br>$ | 2001<br>$ |
|---|---|---|
| Net operating loss carryforwards | 7,031,000 | 6,195,000 |
| Property and equipment | 759,000 | 567,000 |
| Total deferred tax assets | 7,790,000 | 6,762,000 |
| Valuation allowance | (7,790,000) | (6,762,000) |
| Net deferred tax assets | - | - |

December 31, 2002 (expressed in U.S. dollars)

## 13. INCOME TAXES (cont'd.)

The net operating loss carryforwards expire as follows:

| | $ |
|---|---|
| Canada | |
| 2003 | 78,000 |
| 2004 | 853,000 |
| 2005 | 1,031,000 |
| 2006 | 1,087,000 |
| 2007 | 2,724,000 |
| 2008 | 5,800,000 |
| 2009 | 3,058,000 |
| | 14,631,000 |
| U.S. | |
| 2019 | 269,000 |
| 2020 | 2,701,000 |
| 2021 | 713,000 |
| 2022 | 1,776,000 |
| | 5,459,000 |
| | 20,090,000 |

Pursuant to Section 382 of the Internal Revenue Code, use of the Company's net operating loss carryforwards may be limited if the Company experiences a cumulative change in ownership of greater than 50% in a moving three year period. Ownership changes could impact the Company's ability to utilize net operating losses and credit carryforwards remaining at the ownership change date. The limitation will be determined by the fair market value of common stock outstanding prior to the ownership change, multiplied by the applicable federal rate.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 (expressed in U.S. dollars)

## 14. RELATED PARTY TRANSACTIONS

In addition to the transactions described in Notes 3, 7, 8, 9 and 10, the Company had the following related party transactions in the normal course of operations which were recorded at amounts established and agreed between the related parties:

[a] During the year ended December 31, 2002, the Company purchased from Pacific Western Mortgage Corporation, a company controlled by a shareholder and a Director of the Company, consulting services totaling $16,512 [2001 - $11,867; 2000 - $85,000]. At December 31, 2002, $12,677 is included in accrued liabilities [2001 and 2000 - $nil].

[b] During the year ended December 31, 2002, Karina Ventures Inc., a company controlled by a shareholder and a Director of the Company, was paid $879 [2001 - $24,508; 2000 - $40,000] for consulting services.

[c] During the year ended December 31, 2002, the Company sold to Innovatia, Inc., a shareholder of the Company and a wholly owned subsidiary of Aliant, Inc., and to NB Tel, also a wholly owned subsidiary of Aliant, Inc., products and services totaling $586,265 [2001 - $202,011; 2000 - $68,649]. At December 31, 2002, $nil [2001 - $219,489; 2000 - $484] is included in accounts receivable.

[d] During the year ended December 31, 2002, the Company purchased from Innovatia, Inc., a shareholder of the Company and a wholly owned subsidiary of Aliant, Inc., development and royalty services totaling $44,585 [Note 10] [2001 - $1,707,989; 2000 - $nil].

## 15. COMMITMENTS AND CONTINGENCIES

[a] The Company leases its premises under operating leases which expire in 2005. The minimum lease payments are as follows:

| | $ |
|---|---|
| 2003 | 77,520 |
| 2004 | 45,067 |
| 2005 | 4,032 |
| | 126,618 |

The rental expense charged to the consolidated statements of operations in 2002 amounted to $182,000 [2001 - $247,000; 2000 - $189,000].

December 31, 2002 (expressed in U.S. dollars)

## 15. COMMITMENTS AND CONTINGENCIES (cont'd.)

[b] On December 31, 2001, a former contract employee filed a Writ of Summons and Statement of Claim with the Supreme Court of British Columbia claiming breach of an implied employment contract and Stock Option Agreement by the Company. The relief sought is damages under several causes of action for an aggregate of approximately $1,825,892. The Company believes that there is no substantive merit to the claim and management intends to vigorously defend the action. The Company has made no provision in the financial statements on the belief that the probability of a loss is remote.

## 16. SUPPLEMENTAL CASH FLOW INFORMATION

Net changes in operating assets and liabilities are as follows:

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| | $ | $ | $ |
| Accounts receivable | 221,753 | (169,586) | 7,027 |
| Other receivables | 251,314 | (220,644) | - |
| Note receivable | 17,860 | (270,000) | - |
| Deferred development costs | (77,556) | - | - |
| Inventory | - | - | 89,575 |
| Prepaid expenses | 32,960 | (39,791) | (32,319) |
| Accounts payable | (171,244) | 155,006 | (3,957) |
| Accrued liabilities | 88,186 | (242,016) | 167,484 |
| Employee payables | (137,105) | 30,115 | 88,316 |
| Note payable | (205,000) | 205,000 | - |
| Accrued interest on promissory notes payable | 81,279 | 226,967 | - |
| Deferred revenue | 142,933 | (43,502) | 123,012 |
| | 245,380 | (368,451) | 439,138 |

Non-cash investing and financing activities are as follows:

December 31, 2002 (expressed in U.S. dollars)

## 16. SUPPLEMENTAL CASH FLOW INFORMATION (cont'd.)

| | 2002<br>$ | 2001<br>$ | 2000<br>$ |
|---|---|---|---|
| Stock issued on settlement of amount due to Innovatia, Inc. | - | 132,059 | - |
| Restricted cash proceeds from issuance of preferred stock and detachable warrants | - | - | 2,000,000 |

Cash amounts paid for interest and income taxes are as follows:

| | 2002<br>$ | 2001<br>$ | 2000<br>$ |
|---|---|---|---|
| Cash paid for interest | 16,800 | 54,000 | 16,000 |
| Cash paid for income taxes | 3,800 | 1,500 | - |

## 17. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

**Selected Quarterly Financial Data**

| Fiscal 2002[3] | 1st Quarter Fiscal 2002 | 2nd Quarter Fiscal 2002 | 3rd Quarter Fiscal 2002 | 4th Quarter Fiscal 2002 | Fiscal 2002 |
|---|---|---|---|---|---|
| Sales | $169,489 | $23,842 | $477,007 | $29,599 | $699,937 |
| Gross Profit | $155,178 | $23,712 | $428,630 | $29,599 | $637,119 |
| Net Loss | $(1,042,994) | $(1,204,783) | $(592,938) | $(1,067,994) | $(3,908,709) |
| Basic and diluted Loss per shares | $(0.03) | $(0.04) | $(0.02) | $(0.02) | $(0.11) |

| Fiscal 2001[3] | 1st Quarter Fiscal 2001 | 2nd Quarter Fiscal 2001 | 3rd Quarter Fiscal 2001[1][2] | 4th Quarter Fiscal 2001 | Fiscal 2001 |
|---|---|---|---|---|---|
| Sales | $43,948 | $33,886 | $38,621 | $241,383 | $358,191 |
| Gross Profit | $40,411 | $29,063 | $21,313 | $217,405 | $308,192 |
| Net Loss | $(2,970,096) | $(3,196,706) | $(2,780,872) | $(1,344,883) | $(10,292,557) |
| Basic and diluted Loss per share | $(0.11) | $(0.12) | $(0.09) | $(0.02) | $(0.34) |

(1) Sales for the three-month period ended September 30, 2001, previously reported as $388,621 on our Form 10Q filed on November 13, 2001 have been adjusted to $38,621 resulting from an error correction to reduce revenue by $350,000.

(2) Cost of sales for the three-month period ended September 30, 2001, previously reported as $99,558 on our Form 10-Q filed on November 13, 2001 have been adjusted to $17,308 resulting from an error correction to reduce revenue by $350,000. The reduction in cost of sales reflects the reduction in commissions expense due to the reduction in revenue. The commission is payable only if the $350,000 in cash is received.

(3) As a result of year-end adjustments, certain amounts for prior periods have been reclassified to conform to the current presentations.

**Selected Financial Data**

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below for the five fiscal years ended December 31, 2002 is derived from our audited consolidated financial statements. The following selected financial data should be read in conjunction with the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included at Item 7 of this annual report on Form 10-K. The statement of operations data and the balance sheet data are derived from our Consolidated Financial Statements prepared in accordance with accounting principles generally accepted in the United States. All amounts in the table are in thousands, except per share amounts.

**Statement of Operations[1][2]**
**Fiscal Year Ended December 31**

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Sales | $700 | $358 | $275 | $56 | $119 |
| Expenses: | | | | | |
| Cost of sales | $63 | $50 | $86 | $52 | $75 |
| Sales and marketing | $1,103 | $2,238 | $3,589 | $1,191 | $190 |
| Research and development | $1,059 | $4,618 | $2,709 | $2,250 | $284 |
| General and administrative and other | $2,258 | $3,745 | $3,542 | $3,412 | $501 |
| Total expenses | $4,420 | $10,651 | $9,926 | $6,905 | $1,050 |
| Net loss | ($3,783) | ($10,293) | ($9,651) | ($6,849) | ($931) |
| Deemed dividend on Series B Preferred Stock | -- | -- | ($1,451) | -- | -- |
| Dividends paid on preferred stock | $147 | $57 | | | |
| Reduction of beneficial conversion feature on retraction of 80,969 Series B preferred stock | -- | ($110) | -- | -- | -- |
| Net income (loss) attributable to common stockholders | ($4,056) | ($10,240) | ($11,102) | ($6,849) | ($931) |
| Basic and diluted net loss per common share | ($0.11) | ($0.34) | ($0.46) | ($0.41) | ($0.14) |
| Weighted average number of common stock and common stock equivalents outstanding used in basic and diluted per share calculation | 35,406 | 30,068 | 24,031 | 16,904 | 6,600 |

**Balance Sheet[1][2]**
**Fiscal Year Ended December 31**

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Cash and Cash Equivalents | $98 | $1,732 | $603 | $121 | $37 |
| Working Capital (deficiency) | ($1,206) | $1,506 | $1,634 | ($1,126) | ($1,432) |
| Total assets | $1,314 | $4,373 | $4,665 | $852 | $279 |

| | 2002 | 2001 | 2000 | 1999 | 1998 |
|---|---|---|---|---|---|
| Current liabilities | $1,784 | $1,086 | $1,103 | $1,453 | $1,577 |
| Long Term Liabilities | $1,328 | $1,576 | -- | -- | -- |
| Total Liabilities | $3,112 | $2,662 | $1,103 | $1,453 | $1,577 |
| Total stockholders' equity (deficiency) | ($1,798) | $1,711 | $3,562 | ($602) | ($1,298) |

(1) See Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operation.

(2) Comparability of Results - The consolidated selected financial data set forth above is derived from the continuing financial statements of Voice Mobility Inc., a company incorporated under the laws of the Canada Business Corporation Act in 1993. Through a series of transactions in June 1999, Voice Mobility Inc. was recapitalized and acquired the net assets of Voice Mobility International, Inc. (formerly Equity Capital Group, Inc.), an inactive United States company whose common shares were quoted on the OTC Bulletin Board. The consolidated financial statements are a continuation of the financial statements of the accounting acquirer, Voice Mobility Inc.

**Market for Registrant's Common Equity and Related Stockholder Matters.**

Our common stock was listed and commenced trading on the OTC Bulletin Board on June 30, 1999 under the symbol "VMII", on the Frankfurt Stock Exchange on April 12, 2000 under the symbol "VMY" and on the Toronto Stock Exchange on July 16, 2001 under the symbol "VMY". Since June 30, 1999, trading in our common stock has been limited and sporadic. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock on the OTC Bulletin Board and the Toronto Stock Exchange:

| OTC Bulletin Board (1) | | | Toronto Stock Exchange (2) | | |
|---|---|---|---|---|---|
| **Quarter Ended** | **High** | **Low** | **Quarter Ended** | **High (CDN$)** | **Low (CDN$)** |
| December 31, 2002 | $0.33 | $0.12 | December 31, 2002 | $0.51 | $0.17 |
| September 30, 2002 | $0.27 | $0.07 | September 30, 2002 | $0.33 | $0.10 |
| June 30, 2002 | $0.30 | $0.14 | June 30, 2002 | $0.42 | $0.20 |
| March 31, 2002 | $0.35 | $0.13 | March 31, 2002 | $0.50 | $0.25 |
| December 31, 2001 | $0.53 | $0.20 | December 31, 2001 | $0.75 | $0.35 |
| September 30, 2001 | $1.52 | $0.32 | September 30, 2001 | $2.50 | $0.60 |
| June 30, 2001 | $2.00 | $1.29 | June 30, 2001 | $N/A | $N/A |
| March 31, 2001 | $3.00 | $1.91 | March 31, 2001 | $N/A | $N/A |

(1) These prices were taken from Bloomberg L.P. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark down or commission and may not necessarily represent actual transactions.

(2) These prices were taken from Bloomberg L.P.

Our common shares are issued in registered form. Computershare Trust Company of Canada, 401 – 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9 (telephone: (604) 661-0271; facsimile (604) 685-3694) is the registrar and transfer agent for our common shares.

On March 3, 2003, the shareholders' list for our common stock showed 152 registered stockholders and 31,536,948 shares issued and outstanding. The closing sale price for our common stock on March 3, 2003, as reported on the OTC Bulletin Board, was $0.21. On March 3, 2003, there were 5,437,500 exchangeable shares of Voice Mobility Canada Limited issued and outstanding. These exchangeable shares are exchangeable, at no additional consideration, into shares of our common stock at any time.

*Dividend Policy*

During the year ended December 31, 2002, we paid cash dividends of $147,449 to the holders of our Series B preferred stock.

We have not paid any cash dividends on our common stock and have no present intention of paying any dividends on the shares of our common stock. Our current policy is to retain earnings, if any, for use in our operations and in the development of our business. Our future dividend policy will be determined from time to time by our board of directors.

## BOARD OF DIRECTORS

**Donald Calder**
Chairman, Voice Mobility
Vice-Chair, 2010 Olympic Bid Corporation
Board and Executive Committee
and former CEO, BCTel

**William Krebs, CA**
Co-founder, Voice Mobility
and co-founder, Waverider

**David Scott**
Chairman, Anormed Inc.
and Director, Clarington Funds Inc.

**Morgan Sturdy**
Director, CREO Inc.
Director, Discovery Parks, and
Chairman, British Columbia
Technology Industry Association

## MANAGEMENT TEAM

**Randy Buchamer**
Chief Executive Officer and Director

**Jay Hutton**
President and Director

**Harry Chan**
Controller

**Mark Pacelli**
Executive Vice-President, Sales

**Rob Collins**
Director, Marketing

**Paul Weyer**
Director, Development and Technology

## HEAD OFFICE

Voice Mobility International, Inc.
Suite 100, 4190 Lougheed Hwy.
Burnaby, BC V5C 6A8

604.482.0000 telephone/fax
www.voicemobility.com

## INVESTOR RELATIONS

investors@voicemobility.com
1.888.370.8751 telephone/fax

## STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
Trading Symbol: VMY

NASD OTC Bulletin Board
Trading Symbol: VMII

Frankfurt Stock Exchange
Trading Symbol: VMY

Common Shares and Common Share
Equivalents Outstanding:
36,974,448

## REGISTRAR AND TRANSFER AGENT

(for change of address or registration)
Computershare Investor Services Inc.
888.661.5566 telephone
caregistryinfo@computershare.com
www.computershare.com

## AUDITORS

Ernst & Young LLP
604.891.8200 telephone
604.643.5422 fax

## LEGAL COUNSEL

United States
Clark, Wilson
604.687.5700 telephone
604.687.6314 fax

Canada
Catalyst Corporate Finance Lawyers
604.688.6900 telephone
604.443.7000 fax

## ANNUAL GENERAL MEETING

The annual general meeting of shareholders
for Voice Mobility International, Inc. will be
held on June 12, 2003 at 2:00p.m. PST
XCHANGE Conference Centre
Standard Life Assurance Building
2nd Floor-888 Dunsmuir St., Vancouver, BC
604.684.5644


Voice
Mobility®

**www.voicemobility.com**
info@voicemobility.com
toll-free: 866.799.5577
tel: 604.482.0000